UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endou
Name:	Toshinao Endou
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Securities Report Filed in Japan

This document is an English translation of selected information included in the Securities Report for the fiscal year ended March 31, 2023 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 27, 2023 (the “Securities Report”). An English translation of certain information included in the Securities Report was previously submitted in a report on Form 6-K dated May 15, 2023. Accordingly, this document should be read together with the previously submitted report.

The Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Securities Report is being filed in the context of other prior disclosures filed by MUFG in Japan and discusses selected recent developments taking into account those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2022 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of the Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in March 2023 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
Decline in capital sufficiency/Increase in risk assets	• Our capital management may be adversely affected by an increase in unrealized losses on debt securities due to a rise in interest rates globally.
Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
Increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in March 2023. These risk events include risk events of general applicability.

Based on our analysis of the top risks described above, we have described below major matters relating to risks to our business and other risks that we believe may have a material impact on an investor’s investment decision. In addition, to proactively disclose information to investors, we have described matters that do not necessarily correspond to such risk factors, but that we believe are material to investors in making an investment decision. We will, with the understanding that these risks may occur, endeavor to avoid the occurrence of such risks and to address such risks if they occur.

This section contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of this Securities Report.

Risks Related to Our Business Environment

1.	Risks relating to deterioration in economic conditions in Japan and globally

Economic conditions in Japan and around the world may deteriorate due to various factors such as global inflation trends, changes in the monetary and fiscal policies in major jurisdictions and the fiscal condition of major countries, rapid and significant fluctuations in foreign exchange rates, and concerns and developments affecting financial institutions. Uncertainty over the Japanese and global economies still remain because of such other factors as concerns over political developments in the United States, concerns over the U.S.-China conflict, geopolitical instabilities and conflicts, interruptions in international supply chains and trade, and political turmoil in various regions around the world.

Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in, and the balance of, the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as an increase in our funding costs due to a rise in interest rates globally resulting from changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.

In the event of a financial market turmoil or depression resulting from significant volatility in bond and stock markets or foreign currency exchange rates, or a global financial crisis, the market value of financial instruments that we hold may significantly decline, properly quoted market prices of such instruments may become unavailable for valuation purposes, or financial markets may become dysfunctional. As a result, we may incur impairment or valuation losses on financial instruments in our portfolio.

Any of the foregoing factors may materially and adversely affect our business, operating results and financial condition.

2.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism, geopolitical conflicts and ensuing economic sanctions, political and social conflicts, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility, personnel and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. We may also be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. In addition, such external events may negatively impact the economic conditions in the markets we or our customers operate. As a result, our business, operating results and financial condition may be materially and adversely affected.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area and other areas where we have our important business functions may have a material adverse effect on our business, operating results and financial condition.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business, although we work to strengthen our operational resilience (the ability of a bank to deliver critical operations through disruption such as a conflict, terrorism (including cyber terrorism), or natural disaster) by establishing a business continuity framework based on the regulations of each relevant jurisdiction and testing through training and other measures.

Our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster.

3.	Risks relating to reforms of London Interbank Offered Rate and other interest rate benchmarks

We have various transactions, including derivatives, loans, bonds, and securitized products, that reference London Interbank Offered Rate, or LIBOR, and other interest rate benchmarks. ICE Benchmark Administration Limited, the LIBOR administrator, ceased publication of the one-week and two-month U.S. dollar LIBOR settings and all non-U.S. dollar LIBOR settings on a representative basis after December 31, 2021, with plans to cease publication of all other U.S. dollar LBIOR settings after June 30, 2023.

In preparation for the discontinuation of the publication of LIBOR, we have been taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, and our transition away from LIBOR with respect to transactions referencing LIBOR settings which ceased to be published at the end of calendar year 2021 have been mostly completed, with a strategy in place for the remainder of such transactions. With respect to transactions referencing U.S. dollar LIBOR settings which are expected to cease to be published at the end of June of calendar year 2023, we continue to take measures to complete our transition away from U.S. dollar LIBOR in light of such cessation of U.S. dollar LIBOR publication at the end of June 2023, while legislative solutions have been developed to address existing contracts that cannot feasibly be transitioned away from U.S. dollar LIBOR. Such transition from LIBOR and other interest rate benchmarks to alternative reference rates is complex and entails uncertainty, including as to the economic characteristics and performance, market acceptance, and accounting and regulatory treatment of such alternative reference rates and the transition to such rates, and may have various adverse impacts on our business, financial position and operating results. In particular, among other things,

•

such transition may adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;

•

we may be unable to modify contracts with our counterparties to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with alternative reference rates by the dates set for cessation of LIBOR and other interest rate benchmarks;

•

such transition may result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative reference rate adopted in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	such transition may require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates; and

•	our operational and risk management systems may not be fully effective to deal with the reform of LIBOR and other interest rate benchmarks and the transition to alternative reference rates.

4.	Risks relating to climate change

Physical damage caused by extreme weather conditions and natural disasters resulting from climate change, as well as measures to strengthen climate change-related regulations, diversification of policies and the transition to a decarbonized society including adoption of decarbonization technologies, may directly affect our operations or have other indirect effects on us, including our loan portfolio management due to adverse effects on the business and financial performance of our borrowers. These direct and indirect effects may negatively impact our results of operations and financial condition.

We support the recommendations of the Climate-related Financial Disclosure Task Force, or TCFD, and continue to make an effort to improve our understanding and evaluation of the relevant risks and to enhance our related disclosure. We also seek to provide assistance with responses to climate change and measures to transition to a decarbonized society. However, if our effort to address climate change-related risks or to make appropriate disclosure proves or is deemed inappropriate, if our strategy to provide assistance with responses to climate change and measures to transition to a decarbonized society does not proceed as planned, if our climate change-related risk management proves not to be as effective as expected, if we fail or are deemed to have failed to effectively respond to regulatory requirements or diversification of policies relating to climate change, or if, as a result of any of the foregoing, we are considered to be failing to fulfill our responsibility to society, then our corporate value may be impaired and our business, financial condition and results of operations may be adversely affected.

Risks Related to Our Strategies and Our Major Investees

5.	Risks relating to competitive pressures and failure to achieve business plans or operating targets

Competition in the financial services industry may further intensify due to the increase in the number of non-financial institutions entering the financial services industry with alternative services such as electronic settlement services as a result of development of new technologies as well as significant changes in regulatory barriers.

We have been implementing various business strategies on a global basis designed to strengthen our competitive position and profitability. However, competition may further increase as other global financial institutions enhance their competitive strength through mergers, acquisitions, strategic alliances, and profit improvement and other measures.

Under such circumstances, our business, financial condition and results of operations may be adversely affected if our strategies fail to produce the results we expect or if we are required to delay or otherwise change our strategies. Our competitiveness may decline because of various factors, including where:

•	the volume of loans made to borrowers cannot be maintained or does not increase as anticipated;

•	our income from interest spreads on the existing loans does not improve as anticipated;

•

our loan interest spread further narrows as a result of the “quantitative and qualitative monetary easing with yield curve control” program being maintained in Japan for an extended period or the negative interest rate being lowered from the current level;

•	our fee income does not increase as much or quickly as planned;

•	our strategy to build a business infrastructure for new services and products through digital transformation or otherwise does not proceed as planned;

•	our strategy to improve financial and operational efficiency does not proceed as planned;

•

clients and business opportunities are lost, or costs and expenses significantly exceed our expectations, as a result of the ongoing or planned strategies to streamline our business portfolio, to integrate our systems, or to improve financial and operational efficiency not being achieved as expected;

•	we are unable to hire or retain necessary human resources;

•	our foreign currency funding becomes limited or unavailable;

•	we are restricted in agility or flexibility in investing in non-financial institutions under applicable laws and regulations in and outside of Japan; and

•	rapid and significant deposit outflows caused by deteriorated customer confidence in our financial health or market confidence in the financial industry result in a lack of liquidity.

6.	Risks accompanying the global expansion of our operations and the range of products and services

As we expand our business operations and operate our business as a global financial institution, we may become exposed to new and increasingly complex risks associated therewith. We may not be able to establish appropriate internal controls or risk management systems or to hire or retain necessary human resources to effectively deal with compliance, regulatory and other risks entailing the expanded scope of our operations, products and services in all cases and, as a consequence, our financial condition and results of operations may be adversely affected.

As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. Our major overseas subsidiaries include Krungsri, an indirect subsidiary in Thailand, and Bank Danamon, an indirect subsidiary in Indonesia. Our acquisition, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of, among other things, political and social instability, stagnation of the economy, fluctuations of the financial market, inability to obtain regulatory approvals, changes in the laws, regulations or accounting standards, changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, and unanticipated changes in the local market, industry or business environment affecting our acquirees, investees or alliance partners. These and other similar circumstances may adversely affect our business strategies, financial condition and results of operations. In addition, we may be unable to achieve the benefits expected from our efforts to expand business operations if our expansion strategy does not proceed as planned.

7.	Risks relating to our strategic alliance with Morgan Stanley

We hold shares of common stock (representing 22.4% of the voting rights immediately following the conversion of convertible preferred stock in June 2011 and 22.6% as of March 31, 2023) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. We have entered into a strategic alliance with Morgan Stanley to, among other things, jointly manage securities business joint ventures in Japan and to cooperate with each other in the corporate finance business in the United States.

We intend to further strengthen the alliance. However, if the social, economic, market or financial environment changes, or if our collaboration of personnel, products and services or the formation and implementation of the joint ventures’ management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions for Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals expected from our strategic alliance with Morgan Stanley. In addition, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we may incur substantial losses on our investment.

We hold 22.6% of the voting rights in Morgan Stanley as of March 31, 2023 and appoint two representatives to Morgan Stanley’s board of directors. Accordingly, Morgan Stanley is our affiliated company accounted for under the equity method. As a result, Morgan Stanley’s results of operations or changes in our ownership interest in Morgan Stanley will have an impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income, and changes in our ownership interest in Morgan Stanley resulting from changes in our shareholder ratio in Morgan Stanley caused by increases or decreases in Morgan Stanley’s outstanding shares will be recognized as gains or losses in our statements of income.

Risks Related to Our Ability to Meet Regulatory Capital Requirements

8.	Risks relating to regulatory capital ratio and other related requirements

(1)	Capital ratio and other regulatory ratio requirements and factors that can adversely affect our ratios

We and our subsidiary banks are subject to capital adequacy ratio and leverage ratio requirements adopted in Japan in accordance with Basel III. Final Basel III reforms are expected to become applicable to Japanese banking institutions with international operations conducted through foreign offices, including us, on March 31, 2024, as announced by the FSA in its public notice relating to partial amendments to the capital ratio requirements, dated April 28, 2022. On November 11, 2022, the FSA announced that the applicable minimum leverage ratio requirement on and after April 1, 2024 will be raised while the temporary measure currently in place to exclude the amount of deposits with the Bank of Japan from the total exposure amount will continue. The Financial Stability Board has identified us as one of G-SIBs, which are subject to a leverage ratio buffer from the end of March 2023.

If our or our subsidiary banks’ capital ratios or leverage ratios fall below the required levels, including various capital buffers, the FSA may require us to take a variety of corrective actions, including abstention from making capital distributions and suspension of our business operations.

In addition, some of our bank subsidiaries are subject to the local capital adequacy ratio and other regulatory ratio requirements of various foreign countries, including the United States, and if their ratios fall below the required levels, the local regulators may require them to take a variety of corrective actions.

Factors that will affect our and our bank subsidiaries’ capital ratios or leverage ratios include:

•	fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio and other regulatory ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2)	Regulations applicable to G-SIBs

The G-SIBs, including us, are subject to a capital surcharge. As such, we may be required to meet stricter capital ratio requirements.

(3)	Total loss absorbing capacity in resolution

The Financial Stability Board issued “Principles on Loss-absorbing and Recapitalisation Capacity of G-SIBs in Resolution” in November 2015 and “Guiding Principles on the Internal Total Loss-Absorbing Capacity of G-SIBs (‘Internal TLAC’)” in July 2017. These principles are designed to ensure that if a G-SIB fails, it has sufficient total loss-absorbing capacity, or TLAC, available in resolution. Based on these principles, in Japan, G-SIBs, including us, are required to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC, starting in the fiscal year ended March 31, 2019. The applicable minimum requirements were raised in the fiscal year ended March 31, 2022. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MUFG Americas Holdings are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors described in (1), (2) and (3) pertaining to the capital adequacy ratio and other related regulations. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.

In addition, MUFG Americas Holdings, a U.S. banking subsidiary within our group, is subject to local TLAC regulations and may become subject to various regulatory actions in the United States if the subsidiary fails to meet the minimum required levels.

9.	Risks relating to foreign exchange rate

We operate our business globally and we hold assets and liabilities denominated in foreign currencies. The Japanese yen translation amounts of our assets and liabilities denominated in foreign currencies will fluctuate due to fluctuations in the foreign currency exchange rates. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our capital ratios, financial condition, and results of operations.

Credit Risk (Risk of Loss Resulting from Deterioration in Financial Condition of Borrowers or Transaction Counterparties)

10.	Risks relating to our lending business

The lending business is one of our primary businesses. To the extent that our measures designed to mitigate credit risk, including collateral, guarantees and credit derivatives, are insufficient, our credit costs may significantly increase if borrowers fail to meet their interest payment or principal repayment obligations as expected or if we fail to effectively and adequately anticipate and deal with deterioration in the credit quality of our borrowers. Any such failure may adversely affect our financial condition and results of operations and may also result in a decrease in our capital ratios. Our credit costs and problem loans may increase in the future due to deterioration in economic conditions in Japan and other parts of the world, including emerging countries, fluctuations in oil and other commodity prices, declines in real estate and stock prices, depreciation of currencies of emerging markets, rises in interest rates, or financial difficulties of our borrowers due to such factors as intensifying competition within their respective industries.

(1)	Status of our allowance for credit losses

Our allowance for credit losses is recorded based on assumptions and estimates of the condition of borrowers, the value of collateral and the economy as a whole. If general economic conditions or the financial performance of specific borrowers deteriorates, if the value or liquidity of collateral declines, or if our actual loan losses exceed our allowance for credit losses, we may also incur additional credit losses. In addition, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses. As of March 31, 2023, the balance of our allowance for credit losses was ¥1,245.7 billion.

(2)	Concentration of loan and other credit exposures to particular industries and counterparties

When we make loans and other extensions of credit, we seek to diversify our portfolio to avoid any concentration of exposure to a particular industry or counterparty. However, our credit exposures to the real estate industry are relatively high in comparison to other industries, and we are consequently susceptible to adverse changes particularly in that industry. While we continue to monitor and respond to changes in circumstances and other developments relating to particular industries and individual counterparties as well as each relevant country and region, including emerging countries, the quality of our credit portfolio may deteriorate to an extent greater than expected due to changes in economic conditions in Japan and other countries and regions, including the impact of climate change, pandemics or epidemics of infectious diseases and the geopolitical developments in Ukraine, and fluctuations in real estate prices, oil and other commodity prices, and foreign currency exchange rates.

(3)	Our response to borrowers

Even in the event that a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans may increase significantly, our credit costs may increase, and the value of the additional equity purchased may decline.

11.	Transactions with other financial institutions

Declining asset quality and other financial problems may exist at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. Such problems recently manifested in a series of high-profile failures of financial institutions in the United States and Europe. If financial difficulties of financial institutions continue, worsen or arise, they may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy, and may adversely affect us for the following reasons:

•	we have credit extended to some financial institutions;

•	we are shareholders of some financial institutions;

•

financial institutions that face problems may terminate or reduce financial support to borrowers and, as a result, these borrowers may become distressed or our problem loans to these borrowers may increase;

•	we may be requested to participate in providing support to distressed financial institutions;

•

if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, they may adversely affect our competitiveness against them;

•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•

bankruptcies or government control of financial institutions may generally undermine the confidence of depositors and investors in, or adversely affect the overall environment for, financial institutions; and

•	negative media coverage of the financial industry or system, regardless of its accuracy and applicability to us, may harm our reputation and market confidence.

Risk Relating to Our Strategic Equity Portfolio (Risk of Loss Resulting from a Decline in the Value of Equity Securities We Hold)

12.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities, including those held for strategic investment purposes. As of March 31, 2023, the market value of such securities was approximately ¥4.2 trillion, and the book value of such securities was approximately ¥1.6 trillion. In view of mitigating the risk of equity price volatility, our basic policy is to reduce the amount of equity securities held for strategic investment purposes. We examine the objective and economic rationale for strategically held equity securities, and if we determine that it no longer makes reasonable sense to continue to hold them, we will seek to dispose of such equity securities. For our strategic equity portfolio, we endeavor to manage the risk of stock price fluctuations by hedging a portion of the portfolio using total return swaps and other hedging instruments.

However, if stock prices decline, we may incur significant impairment losses or valuation losses on our equity investment portfolio. In addition, since unrealized gains and losses on equity securities are reflected in the calculation of regulatory capital amounts, a decline in stock prices may result in a decrease in our capital ratios and other regulatory ratios. As a result, our financial condition and results of operations may be adversely affected.

Market Risk (Risk of Loss Resulting from Fluctuations in Interest Rates, Prices of Securities and Foreign Currency Exchange Rates)

13.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. For example, if market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, or if long-term interest rates decline to a larger extent than short-term interest rates, our net interest income may be adversely affected. If interest rates in and outside of Japan rise, we may incur significant losses on sales of, and valuation losses on, our bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments recorded in our financial statements to decline and may cause us to recognize losses on sales or valuation losses. Furthermore, if stock prices decline, the value of marketable equity securities and trading account equity securities that we hold also declines, we may incur significant losses on sales of, and valuation losses on, our marketable equity securities and trading account equity securities portfolios. Although we seek to manage market risk, which is the risk of incurring losses due to various market changes including interest rates, foreign currency exchange rates and stock prices, market risk exposure amounts that we calculate cannot accurately reflect the actual risk that we face in all cases, and we may realize actual losses that are greater than our estimated market risk exposure.

Funding Liquidity Risk (Risk of Loss Due to Inability to Raise Funds or Need to Raise Funds at Unexpectedly High Interest Rates)

14.	Risks associated with a downgrade of our credit ratings and other external factors

Market illiquidity and other external circumstances and an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity. Our liquidity may be impaired by factors such as an inability to raise funding in financial markets, an increase in our funding costs, unexpected increases in cash or collateral requirements, an inability to sell assets or enter into or settle other transactions as planned or needed, and an inability to attract or retain deposits. These situations may arise due to circumstances which we may be unable to control but which have occurred in the past, including market or economic disruptions, financial system instability, and a downgrade in our credit ratings, or circumstances specific to us, including an actual or perceived decline in our creditworthiness. Insufficient liquidity may have a material adverse impact on our business, operating results and financial condition.

Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2023 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide approximately ¥180.1 billion of additional collateral postings under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral postings for the same MUFG group companies under their derivative contracts would have been approximately ¥210.6 billion.

Operational Risk (Risk of Loss Resulting from Inappropriate Management of Operations or External Factors)

15.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In February 2019, MUFG Bank entered into a consent order with the U.S. Office of the Comptroller of the Currency, or OCC, relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order requires MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions. MUFG Bank undertook necessary actions relating to the consent order, and the OCC terminated the consent order pertaining to MUFG Bank’s compliance with Bank Secrecy Act/Anti-Money Laundering program requirements in December 2022.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States.

These developments or other similar events, including potential additional regulatory actions against us, agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

16.	Risks relating to loss or leakage of confidential information

We are required to appropriately handle customer information or personal information in accordance with laws and regulations in Japan and other parts of the world. We possess a large amount of customer information and personal information, and we are working to improve our information management system by preparing information management policies and procedures concerning the storage and handling of information and implementing information system enhancements. However, due to improper management, unauthorized access from external sources such as cyber-attacks, or computer virus infection, we may not be able to completely prevent the loss or leakage of customer information and personal information. In such event, we may be subject to penalties, administrative sanctions and other direct losses such as compensation paid to customers. In addition, loss of customer and market confidence may adversely affect our business, financial condition and results of operations. We may also incur additional costs to deal with the consequences of these events.

17.	Risks relating to cyber-attacks

Our information, communications and transaction management systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected) constitute a core infrastructure for our accounting and other business operations and are of critical importance particularly in the current business environment with increasing dependence on remote or online networks and our strategy to promote digitization. We are working to prevent system failures through appropriate design and testing and other means and to establish security-conscious systems. However, we may not be able to completely prevent system failures, cyber-attacks, unauthorized access, computer virus infection, human errors, equipment malfunctions, defects in services provided by third parties such as communications service providers, and failure to appropriately deal with technological advances and new systems and tools. In addition, we may be unable to enhance our financial transaction management systems as required for all of our business operations or under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. Such failures and inability may lead to errors and delays in transactions, information leakage and other adverse consequences, and, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damages caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences of these events.

18.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We currently have limited transactions with entities in or affiliated with Iran and other countries designated by the U.S. Department of State as “state sponsors of terrorism.” In addition, our banking subsidiary has a representative office in Iran.

U.S. law generally prohibits or limits U.S. persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to prohibit or restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain business with U.S. governmental entities, U.S. institutional investors, such as pension funds, and entities subject to such prohibition or restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

The U.S. Government sanctions against Iran apply to prohibit, among other things, U.S. persons from conducting transactions relating to Iran. In addition, in May 2018, the United States withdrew from participation in the Joint Comprehensive Plan of Action. Under subsequently issued executive orders, the United States may impose secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. We will continue to monitor and implement measures to address this heightened risk of U.S. measures, including any possible secondary sanctions.

Companies registered with the U.S. Securities and Exchange Commission (including non-U.S. companies) are subject to the disclosure requirement relating to certain Iran-related transactions. Moreover, certain Japanese sanctions measures are in effect, including freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems. We continue to work to improve our policies and procedures to comply with such regulatory requirements. There remains a risk of potential regulatory action against us, however, if regulators perceive our policies and procedures not to be in compliance with applicable regulations. For more information on the relevant regulatory actions, please refer to “15. Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions.”

19.	Risks relating to regulatory changes

As a global financial services provider, our business is subject to ongoing changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice and interpretations in Japan and other markets where we operate. Major global financial institutions currently face an increasingly stricter set of laws, regulations and standards as a result of emerging technologies, political and geopolitical developments, environmental, social and governance concerns, and other concerns enveloping the global financial sector. There is also growing political pressure to demand even greater internal compliance and risk management systems following several high-profile scandals and risk management failures in the financial industry. The laws, regulations and standards that apply to us are often complex and, in many cases, we must make interpretive decisions regarding the application of such laws, regulations and standards to our business activities. Future developments or changes in laws, regulations, rules, policies, accounting standards or methods, voluntary codes of practice, interpretations and their effects are expected to require greater capital, human and technological resources as well as significant management attention, and may require us to modify our business strategies and plans. We may be unable to enhance our compliance management programs and systems, which, in some cases, are supported by third-party service providers, as required or planned. Our failure or inability to comply fully with applicable laws and regulations may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations, our inability to obtain regulatory approvals for future strategic initiatives or, in extreme cases, withdrawal of authorization to operate, adversely affecting our business and results of operations.

20.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. Changes in the business or regulatory environment for consumer finance companies may adversely affect our results of operations. The results of a series of court cases, including the stricter interpretation of the requirements for deemed payments, or “minashi bensai,” have made a borrower’s claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law easier, and, as a result, there have been a significant number of such claims. In addition to the refund of overpaid interest by our subsidiaries and affiliates engaged in the consumer finance business, we may incur additional credit costs due to deterioration in the financial performance of consumer finance companies to which we extend credit. Moreover, any adverse changes in judicial decisions or regulatory requirements may result in our incurring additional costs and expenses.

21.	Risks relating to our reputation

We are one of the leading financial institutions in Japan and one of the handful G-SIBs in the world, and we aim to be the world’s most trusted financial group. Our ability to conduct business is indispensably dependent on the trust and confidence of our customers as well as local and international communities. Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged by their negative perceptions of us and our operations in light of their concerns relating to human rights, the environment, public health and safety, or other corporate social responsibilities, or by our transactions or operations if they are deemed repugnant to the intent and policy underlying applicable laws and regulations such as anti-money laundering, economic sanctions and competition laws as well as the prohibition on dealing with anti-social forces. Failure to prevent or properly address these issues may result in impairment of our corporate brand, loss of our existing or prospective customers or investors, or increased public or regulatory scrutiny, and may adversely affect our business, financial condition and results of operations.

Additional Japanese GAAP Financial Information for the Fiscal Year Ended March 31, 2023

1.	Significant Accounting Policies Applied to the Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 246

Principal companies:

MUFG Bank, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the fiscal year ended March 31, 2023

MUFG Trading, Ltd. and nine other companies were newly included in the scope of consolidation due to new establishment or other reasons.

MUFG Union Bank, N.A. and fifteen other companies were excluded from the scope of consolidation due to the transfer of shares or other reasons.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights in its own account:

Hygeia Co., Ltd.

OiDE OptoEye, Inc.

HISHOH Biopharma Co., Ltd.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control, or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 46

Principal companies:

Mitsubishi HC Capital Inc.

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the fiscal year ended March 31, 2023

Kanmu, Inc. and three other companies were newly included in the scope of application of the equity method due to acquisition of shares or other reasons.

The Chukyo Bank, Ltd. and ten other companies were excluded from the scope of application of the equity method due to the sale of shares or other reasons.

(Additional Information)

(Provisional closing of accounts of a significant equity-method affiliate for the fiscal year ending March 31, 2024)

Morgan Stanley, a significant equity-method affiliate of MUFG, closes its financial accounts based on a fiscal year-end of December 31, and the equity method of accounting is applied to its consolidated financial statements as of the fiscal year-end. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to make modifications so that the equity method of accounting will be applied to Morgan Stanley based on a provisional closing of accounts to be implemented as of March 31, which is the consolidated fiscal year-end of MUFG, effective from the first quarter of the fiscal year ending March 31, 2024.

Accordingly, for the fiscal year ending March 31, 2024, Morgan Stanley’s financial results for the 15-month period from January 1, 2023 to March 31, 2024 will be reflected in MUFG’s consolidated financial statements.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights in its own account:

Hirosaki Co., Ltd.

Shonai Paradiso Co., LTD

Kamui Pharma Co., Ltd.

GEXVal Inc.

Reborna Biosciences, Inc.

Alchemedicine, Inc.

HuLa immune Inc.

DT Axis, Inc.

FELIQS CORPORATION

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	The balance sheet dates of the consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries were as follows:

The end of August:	1	subsidiary
The end of October:	1	subsidiary
The end of December:	171	subsidiaries
The end of March:	73	subsidiaries

(2)	A subsidiary whose balance sheet date is the end of August was consolidated based on its preliminary financial statements as of the end of February.

A subsidiary whose balance sheet date is the end of October was consolidated based on its preliminary financial statements as of the end of January.

The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect any significant transactions within the consolidated group that occurred between the balance sheet dates of the relevant subsidiaries and the consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are stated at their quoted market prices (cost of securities sold is calculated primarily using the moving-average method), and equity securities with no quoted market price available are stated at acquisition cost computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in the fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust which are not held for trading purposes or held to maturity are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed primarily using the declining-balance method. The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives and other factors.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based mainly on expected losses for the immediately following one-year period or the average remaining term to maturity of loans. Expected losses are calculated by applying a loss rate, which is obtained based on the average rate of historical credit loss experience or historical default probability experience over a certain period, which is derived from actual credit losses or actual defaults over a one-year period or over a period equal to the average remaining term to maturity of loans, with necessary adjustments for future loss projections and other factors.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral and guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥216,625 million (¥246,542 million as of March 31, 2022).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience or other factors for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(Additional information)

(Allowance for credit losses of certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”))

Certain overseas subsidiaries which apply U.S. GAAP have adopted U.S. Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contract. Expected credit losses are calculated collectively for each portfolio of loans with similar risk characteristics based on the loss rates derived from past credit loss experience or bankruptcy experience through the application of a model that incorporates future forecast information, such as macroeconomic variables, into the probability of bankruptcy, etc. In addition, adjustments are made in the calculation of allowance for credit losses for qualitative factors relating to current conditions and future forecasts which may not be sufficiently captured in such model but should be appropriately taken into account. Future uncertainties due to the impact of the prolonged COVID-19 pandemic and the Russia-Ukraine situation are factored into estimates for the credit loss provisioning through such adjustments based on macroeconomic variables and/or qualitative factors.

With respect to loan assets with deteriorated credit risk that are deemed not to entail risks in common with other loan assets, allowance for credit losses is recognized individually for each loan asset based on risks that are particular to the asset. This credit loss provisioning is done through certain methodologies, including calculating the difference between the carrying amount of the loan asset and the amount of estimated cash flows from the loan asset discounted by the effective interest rate as well as using the fair value of the collateral for the loan asset.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers through Super IC Cards, etc., is calculated by estimating the amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

Reserves under special laws represent the reserves for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement benefits

In calculating the amount of benefit obligation, the portion of projected benefit obligation attributed to the fiscal year ended March 31, 2023 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and certain consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Revenue Recognition

(a)	Revenue recognition

Revenues arising from contracts with customers are recognized in the consolidated statements of income based on the status of fulfillment of the performance obligations identified in each contract, depending on the actual nature of the transactions under the contract.

(b)	Revenue Recognition for Principal Categories of Transactions

Revenue arising from contracts with customers is recognized using a method that is designed to closely reflect economic reality, with the timing of fulfillment of performance obligations, which is an important factor in determining the timing of revenue recognition, assessed as described below.

In most cases, the consideration for transactions is settled in cash at the time of the transaction. In other cases, receivables recognized in connection with transactions are generally collected within one year.

Of the fees and commissions, those on remittances and transfers consist mainly of remittance and transfer fees and are recognized as revenue at the time of settlement.

Of the fees and commissions, those on deposits consist mainly of ATM usage fees and periodic account management service fees. ATM usage fees are recognized as revenue at the time of execution of transactions, and periodic account management service fees are recorded as revenue over the service period.

Of the fees and commissions, those on loans consist mainly of the consideration for administration and management services during the tenors of syndicated loans and the consideration for financial advice to clients, and are recorded as revenue over the service period.

Of the fees and commissions, those on trust-related services consist mainly of the consideration for shareholder registry administration services for issuers of stocks, real estate brokerage and appraisal services, and succession services including preparation, maintenance and execution of wills and inheritance management. These fees and commissions are recognized as revenue at the time when the services are provided.

Of the fees and commissions, those on securities-related services consist mainly of fees related to sales and transfers of securities including investment trust, underwriting, brokerage and advisory services, fees related to securitization, and agent fees related to calculation and payment of dividends. Fees on securities-related services are recorded as revenue over the relevant service period. Fees arising from securities-related services that are consumed by a client at a point in time (e.g., sales and transfers of securities executed under the direction of clients, underwriting or securitization of bonds and equity securities which is completed on the date of the transaction, provision of advice to clients, and calculation and payment to investors of dividends) are recognized as revenue at such point in time. Fees arising from securities-related services that are used by a client at equal intervals over the service period (e.g., retainer fees for M&A advisory services) are recognized as revenue over such service period. Fees to be paid when a particular performance target is achieved (e.g., success fees for M&A advisory services) are recognized as revenue at the time when such performance target is achieved.

Of the fees and commissions, those on credit card business consist mainly of credit card merchant fees and royalty fees from franchised merchants. Merchant fees are recorded as revenue at the time when the credit sale data is received, and royalty fees from franchised merchants are recorded as revenue over the service period.

Of the fees and commissions, those on administration and management services for investment funds and investment advisory services arise mainly from asset management and investment advisory services and consist of asset management fees, success fees and investment advisory fees related to investment trusts. Asset management fees and investment advisory fees are recognized as revenue in the amount MUFG is entitled to charge based on the balance of assets under management as MUFG’s performance obligations are satisfied over the service period. Performance-based success fees are recognized as revenue at the time when performance targets are met and it is deemed highly likely that there will be no material reversal of the recognized revenue.

Trust fees consist mainly of fees on administration and management of trust assets and are recognized as revenue in the amount MUFG is entitled to charge based generally on the balance of assets under management for each trust or the performance of each trust account for an accounting period as MUFG’s performance obligations are satisfied over the service period.

(16)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(17)	Leasing transactions

(As lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.

(18)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities, except for certain transactions qualifying for special hedge accounting treatment of interest rate swaps. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Committee Practical Guidelines No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (March 17, 2022), and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), is primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Committee Practical Guidelines No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Committee Practical Guidelines No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies, except for certain transactions qualifying for the allocation method applicable to forward exchange contracts and other contracts. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Committee Practical Guidelines No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (October 8, 2020). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging or individual hedging is applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet non-arbitrariness and certain other criteria under JICPA Industry Committee Practical Guidelines No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(19)	Amortization of goodwill

Goodwill was primarily amortized using the straight-line method over 20 years beginning in the period of the acquisition. Other goodwill with insignificant balance was amortized as incurred.

(20)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(21)	Consumption taxes

National and local consumption taxes are primarily excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(22)	Adoption of the Group Tax Sharing System

MUFG and some of its domestic consolidated subsidiaries have adopted the group tax sharing system.

(23)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Committee Practical Guidelines No. 24

(24)	Accounting standard for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

Significant Accounting Estimates

I.	Allowance for credit losses

(1)	Amount recorded in the consolidated financial statements for the current fiscal year

We have banking subsidiaries including MUFG Bank, Ltd. (“the Bank”), and they are engaged in lending services as one of our core businesses. To absorb probable losses resulting from decreases in or elimination of the value of assets such as loan receivables due to deterioration in the financial condition of parties to which loans and other forms of credit have been extended (the risk of incurring such losses being referred to as “credit risk” within the MUFG Group), an allowance for credit losses is recorded according to the calculation process prescribed in our internal policies. The amount of allowance for credit losses recorded in the consolidated balance sheet as of the end of the current fiscal year is 1,245,727 million yen (1,222,162 million yen as of March 31, 2022).

The allowance for credit losses is determined in accordance with predetermined internal policies and approved by the Credit Committee under the Executive Committee. In addition, independent credit audit departments audit the evaluation results as described in “(6) Allowance for credit losses” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Consolidated Financial Statements.”

There is uncertainty in the estimates and significant assumptions used in calculating the allowance for credit losses. In particular, future developments concerning the COVID-19 pandemic and the Russia-Ukraine situation, which are expected to impact our borrowers’ operating environment and the economic environment, remain subject to significant uncertainty. Accordingly, we make certain assumptions, including that while some effects of the COVID-19 pandemic would remain, restrictions on economic activity would be relaxed globally, resulting in alleviation of the economic impact, and that the business environment would remain uncertain due to the Russia-Ukraine situation. The recorded allowance represents our best estimate made in a manner designed to ensure objectivity and rationality.

(2)	Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates

(Allowance for credit losses of our principal domestic consolidated banking subsidiaries)

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

The process of calculating the allowance for credit losses for the Bank and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience. For details of the allowance calculation method, refer to “(6) Allowance for credit losses” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Consolidated Financial Statements.” The amount of allowance for credit losses and the loan balance of the Bank, our principal domestic consolidated banking subsidiary, recorded in the Bank’s balance sheet as of the end of the current fiscal year, are 641,107 million yen and 97,127,749 million yen, respectively (650,033 million yen and 90,421,234 million yen, respectively as of March 31, 2022).

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

In order to make appropriate borrower classification determinations, our principal domestic consolidated banking subsidiaries use a credit rating system that is consistent with the borrower classification as a uniform standard for evaluating credit risk. As a general rule, internal credit ratings are assigned to all customers to which we extend credit and their transactions. Among our internal credit ratings, the borrower ratings for non-financial business corporations and certain other borrowers are assigned based on our evaluation of their debt-service capacity over the next 3 to 5 years on a 15-rating scale. Our principal domestic consolidated banking subsidiaries assign internal credit ratings to borrowers based on qualitative factors such as the current and expected future business environment of the industry to which borrowers belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In this regard, our internal credit ratings may be highly dependent on estimation of borrowers’ future performance and business sustainability in case they experience poor business performance or financial difficulties. In particular, the prolonged COVID-19 pandemic and Russia-Ukraine situation have had significant impacts on the financial position and operating results of some borrowers of our principal domestic consolidated banking subsidiaries. Estimates relating to these borrowers’ future performance and business sustainability are affected by changes in their external and internal business environment and are accordingly subject to a high degree of uncertainty.

The Bank, our principal consolidated domestic banking subsidiary, determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The Bank makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience when and to the extent such adjustments are necessary, by taking into account the rate of increase in the credit loss rate or the default probability in a more recent period, additional expected losses, and other factors, especially in light of the uncertain business environment primarily due to the prolonged COVID-19 pandemic and Russia-Ukraine situation. The amount of impact of these adjustments recorded in the consolidated balance sheet as of the end of the current fiscal year is 69,569 million yen (77,572 million yen as of March 31, 2022).

Since these adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, which are made to reflect the credit risk for loans and other assets held as of the end of the fiscal year, are based on estimation relating to the economic environment with respect to which objective data are not readily available, such estimates are subject to a high degree of uncertainty.

(c)	Effect on the consolidated financial statements for the following fiscal year

The internal credit ratings are reviewed at least once a year. Estimates relating to borrowers’ future performance and business sustainability, which we consider to be significant assumptions, may be reviewed in light of changes in borrowers’ creditworthiness due to changes in their financial condition and in the relevant industry environment. As a result, the allowance for credit losses may significantly increase or decrease in the following fiscal year if the overall credit risk of our principal domestic consolidated banking subsidiaries is deemed to have increased or decreased.

Adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, which we consider to be significant assumptions, are based on estimation relating to the economic environment with respect to which objective data are not readily available. These assumptions change to reflect developments in the economic environment, and changes in the assumptions may result in a significant increase or decrease in the allowance for credit losses in the following fiscal year.

(Allowance for credit losses of certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”))

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

Certain overseas subsidiaries which apply U.S. GAAP have adopted ASC Topic 326, “Measurement of Credit Losses on Financial Instruments,” and provide for allowance for credit losses by estimating credit losses currently expected over the remaining contractual term of the financial assets. For details of the allowance provision method, refer to Additional Information in “(6) Allowance for credit losses” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Consolidated Financial Statements.” The amount of allowance for credit losses and the loan balance recorded in the consolidated balance sheet as of the end of the current fiscal year with respect to our principal overseas subsidiaries that apply U.S. GAAP are 455,625 million yen and 6,773,525 million yen, respectively (430,156 million yen and 14,937,312 million yen, respectively as of March 31, 2022).

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Expected credit losses of our principal overseas subsidiaries that apply U.S. GAAP are calculated for each portfolio of loans with similar risk characteristics using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. Macroeconomic variables include the unemployment rate, GDP and other inputs, which correlate with historical credit losses. The subsidiaries use multiple economic forecast scenarios in light of the uncertainty in such scenarios and consider such scenarios by applying certain weightings. Various factors, such as the latest economic environment and the views of internal and external economists, are taken into account in the determination of the macroeconomic variables reflected in such economic forecast scenarios and the weightings applied to each economic forecast scenario. In this regard, the estimates made in determining such macroeconomic variables reflected in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario are subject to a high degree of uncertainty due to the heightened volatility and uncertainty in future economic conditions arising mainly from the prolonged COVID-19 pandemic and Russia-Ukraine situation.

The calculated amount of expected credit losses is adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. The subsidiaries not only apply economic assumptions to macroeconomic variables reflected in a quantitative model but also make qualitative adjustments. As a result, the estimates made in making such qualitative adjustments are similarly subject to a high degree of uncertainty.

(c)	Effect on the consolidated financial statements for the following fiscal year

The determination of macroeconomic variables reflected in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario and the qualitative adjustments are based on estimation relating to the economic environment with respect to which objective data are not readily available. These assumptions change to reflect developments in the economic environment, and changes in the assumptions may result in a significant increase or decrease in the allowance for credit losses in the following fiscal year.

II.	Valuation of goodwill recorded in connection with acquisitions and investments

(1)	Amount recorded in the consolidated financial statements for the current fiscal year

As part of its strategic measures designed to become the world’s most trusted financial group, the MUFG Group enters into acquisitions, equity investments and capital alliances on a global basis. Any goodwill arising from these business combination transactions is recorded in the consolidated balance sheet.

Such acquisitions, equity investments and capital alliances may result in the MUFG Group’s inability to achieve the synergies and other benefits anticipated by the MUFG Group due to unexpected changes in the industry to which the acquiree, investee or alliance partner belongs and other factors or in an impairment of such goodwill, adversely affecting the MUFG Group’s business strategy, financial position and operating results.

The amount of goodwill recorded on the consolidated balance sheet as of the end of the current fiscal year is 252,009 million yen (271,353 million yen as of March 31, 2022), of which 180,273 million yen (177,862 million yen as of March 31, 2022) was recorded in connection with the acquisition of First Sentier Investors (“FSI”).

The recorded balance of goodwill is subject to identification of an indication of impairment (an event indicating the possibility of impairment of a group of assets including goodwill) and recognition and measurement of impairment loss in accordance with the Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002) and other standards and with predetermined internal policies. In addition, such identification of indications of impairment and recognition and measurement of impairment loss are tested for appropriateness in accordance with predetermined internal policies and other regulations. The estimates and significant assumptions made in identifying indications of impairment of the goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, are subject to uncertainty. The recorded goodwill represents our best estimate made in a manner designed to ensure objectivity and rationality.

(2)	Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

Identification of indications of impairment of goodwill and recognition and measurement of impairment loss are performed on the basis of a larger unit consisting of the group of assets relating to the business to which the goodwill is allocated and such goodwill.

The MUFG Group determines whether any indication of impairment exists based on the characteristics of an asset group in accordance with certain established criteria.

The goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, is reported in the amount based on the determination as to the existence of an indication of impairment and valuation performed on FSI as a single asset group.

To identify an indication of impairment, we determine based on certain established criteria whether FSI’s future profits for a certain period projected by considering FSI’s latest business plan have declined to a level where the investment may not be recoverable due to such decline in the profitability. In addition, to determine whether any indication of impairment exists, we analyze whether FSI has reported net operating losses after amortization of goodwill for two consecutive reporting periods and whether there are factors that cause the recoverability of the investment in FSI to significantly diminish, including deterioration in the stock indices in the stock market, a decline in the balance of FSI’s assets in custody, and the attrition rate of key fund managers.

For the current fiscal year, we identified no event indicating impairment and determined that no indication of impairment existed.

With respect to goodwill with an identified indication of impairment, impairment loss is not recognized if the carrying amount, before impairment loss, of the group of assets relating to the business to which the goodwill is allocated plus the carrying amount of the goodwill is smaller than the total amount of undiscounted future cash flows derived from the larger unit including the goodwill (hereinafter referred to as “undiscounted future cash flows”). If the aggregate carrying amount exceeds the amount of undiscounted future cash flows, the difference is recognized as impairment loss to the extent that it does not exceed the balance of the goodwill.

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Identification of indications of impairment and estimation of undiscounted future cash flows necessarily involve judgment and often incorporate significant estimates and assumptions.

Forecasts relating to projected profits used to identify an indication of impairment of the goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, are based on significant estimates, and such estimates are based on assumptions. The primary assumptions include the growth rate of the business based on current and past facts and operating results, and the growth rate of the market and the overall economy in the future.

(c)	Effect on the consolidated financial statements for the following fiscal year

The MUFG Group believe that the primary assumptions used to identify indications of goodwill impairment as of the end of the current fiscal year are reasonable. However, changes in the primary assumptions used in the identification of indications of impairment due to unforeseeable future changes in assumptions relating to the business may have a material impact on recognition of any impairment loss and measurement of the amount of impairment loss for the following fiscal year.

III.	Fair value of derivative transactions

(1)	Amount recorded in the consolidated financial statements for the current fiscal year

The MUFG Group engages in a large number of various derivative transactions in connection with the business of providing foreign exchange, financing and securities services to customers as well as market transactions and liquidity and funding management operations. For details of the fair value of derivative transactions grouped by transaction type, refer to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

The fair value of derivative transactions is calculated in accordance with the policies and procedures for the calculation of fair value and the procedures for the use of fair value valuation models set forth in predetermined internal policies. The estimates and significant assumptions made in calculating the fair value of derivative transactions are subject to uncertainty. The recorded fair value represents our best estimate made in a manner designed to ensure objectivity and rationality and subject to internal controls. For details of the processes for calculating the fair value of derivative transactions, refer to “(Note 1) Description of the valuation techniques and inputs used to determine fair value” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

(2)	Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

The fair value of exchange-traded derivative transactions is based on the price posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model. The valuation models are tested from a market consistency perspective. However, the estimates and assumptions used in such models necessarily involve judgment and are subject to complexity and uncertainty. For details of the calculation method, refer to “(Note 1) Description of the valuation techniques and inputs used to determine fair value” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Inputs used in valuation models include inputs that can be observed directly or indirectly in the market such as foreign currency exchange rates, yield curves, volatility, credit curves and stock prices, as well as inputs that cannot be observed in the market such as correlation coefficients and other significant estimates. The MUFG Group classifies the fair value of financial instruments into three levels depending on the observability and significance of the input used in the fair value calculation. In particular, the estimates and assumptions made in the valuation of derivative transactions classified into level 3, where inputs that cannot be observed in the market are used as a material basis for the calculated fair value, are subject to significant complexity and uncertainty. For details of such inputs, refer to “(1) Quantitative information on significant unobservable inputs” under “(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

(c)	Effect on the consolidated financial statements for the following fiscal year

The MUFG Group have determined that the fair value of derivatives transactions is reasonable after conducting testing. However, the significant assumptions used to calculate the fair value are subject to uncertainty. In particular, the estimates and assumptions made in the valuation of the fair value of derivative transactions classified into Level 3 are subject to significant complexity and uncertainty. The fair value of derivative transactions held by the MUFG Group may fluctuate as a result of changes in inputs used for valuation due to changes in the market environment and other factors. For details of the sensitivity of the fair value to changes in inputs, refer to “(4) Description of the sensitivity of the fair value to changes in significant unobservable inputs” under “(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3” to “II. Matters concerning fair value of financial instruments and breakdown by input level” under “8. Financial Instruments.”

IV.	Calculation of Reserve for contingent losses (Allowance for Repayment of Excess Interest)

(1)	Amount recorded in the consolidated financial statements for the current fiscal year

In the loan business of the MUFG Group, there are loan products that were contracted on or before June 17, 2007, bearing interest which exceeds the maximum interest rate permitted under the Interest Rate Restriction Act. In the event that customers of the MUFG Group assert liability based on the maximum permitted interest rate and demand debt waivers or repayment of excess payments, we may waive such debt or repay such payments. To absorb probable losses resulting from such customer demand, an allowance for repayment of excess interest is recorded in an amount estimated to be appropriate based on an analysis of historical repayment experience and recent repayment trends.

The amount of allowance for repayment of excess interest included in the allowance for contingent losses recorded in our consolidated financial statements as of the end of the current fiscal year is 69,828 million yen(107,308 million yen as of March 31, 2022).

The allowance for repayment of excess interest is calculated in accordance with predetermined internal policies. There is uncertainty in the estimates and significant assumptions used in calculating the allowance for repayment of excess interest. The recorded allowance represents our best estimate made in a manner designed to ensure objectivity and rationality and subject to internal controls. In addition, with respect to such estimates, the MUFG Group evaluates the discrepancies between estimates and actual results on a quarterly basis and examine whether any additional provision for or reversal of allowance is appropriate.

(2)	Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates

(a)	Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

To absorb probable losses resulting from future claims for repayment of excess interest payments, we reasonably estimate the amount of claims by preparing forecasts based on an analysis of historical repayment experience, recent repayment trends and other factors. In making such estimate, we calculate a forecasted repayment claim amount for a certain future period by preparing forecasts of the number of future repayment claims and forecasts of the average amount per claim of future repayments based on the actual number of repayment claims received and the average amount per claim of actual repayments made in the past. When preparing forecasts of the number of future repayment claims, which are subject to particularly significant uncertainty, we calculate the expected number of future claims for each law firm and judicial scrivener firm, whose claim trends vary from firm to firm, by applying the filed claim rate which is calculated based on historical experience and is adjusted based on the latest analysis of the relevant environment and the latest trends in the claims filed.

(b)	Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Significant assumptions mainly include forecasts of the number of future repayment claims (the number of future claims expected to be filed by each law firm and judicial scrivener firm) and forecasts of the average amount per claim of future repayments.

(c)	Effect on the consolidated financial statements for the following fiscal year

Forecasts of the expected number of claims to be filed by, and the average amount per claim of future repayments for, each law firm and judicial scrivener firm are calculated based on historical experience with adjustments to reflect the latest analysis of the relevant environment and the latest trends in the claims filed and thus are considered to be significant assumptions subject to uncertainty inherent in estimates. Accordingly, the amount of provision for repayment of excess interest may significantly increase or decrease in the following fiscal year.

Changes in Accounting Policies

(Changes in Accounting Policies Due to Revisions to Accounting Standards, etc.)

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance on Fair Value Measurement”), has been applied from the beginning of the fiscal year ended March 31, 2023. In accordance with the transitional treatment set forth in paragraph 27-2 of the Implementation Guidance on Fair Value Measurement, MUFG has applied new accounting policies based on the Implementation Guidance on Fair Value Measurement prospectively.

There is no impact on our consolidated financial statements as of the end of and for the fiscal year ended March 31, 2023 due to the application of this Guidance.

In accordance with transitional measures set forth in Paragraph 27-3 of the Implementation Guidance on Fair Value Measurement, the note regarding quantitative information about investment trusts under “I. Matters concerning fair value, etc. of financial instruments and breakdown by input level” in “8. Financial Instruments” below does not include information for the fiscal year ended March 31, 2022.

New Accounting Pronouncements

(Accounting Standard Board of Japan (“ASBJ”) Statement No. 27, “Accounting Standard for Current Income Taxes” (ASBJ, October 28, 2022), ASBJ Statement No. 25, “Accounting Standard for Presentation of Comprehensive Income” (ASBJ, October 28, 2022), and ASBJ Guidance No. 28, “Guidance on Accounting Standard for Tax Effect Accounting” (ASBJ, October 28, 2022))

(1)	Summary

The new accounting standards and guidance provide for the accounting classification of income taxes on other comprehensive income and for the treatment of the tax effects of sales of shares of subsidiaries when the group corporate taxation system is applied.

(2)	Planned adoption date

The MUFG Group plans to adopt the accounting standards and guidance as of the beginning of the fiscal year starting on April 1, 2024.

(3)	Estimated impact

The MUFG Group is currently evaluating the impact of adopting the accounting standards and guidance on its consolidated financial statements and related disclosures.

Changes in Presentation of Financial Information

(Notes to the Consolidated Statement of Income)

“Refund of income taxes”, which was previously included in “Income taxes” on a net basis for the fiscal year ended March 31, 2022 is presented separately on a disaggregated basis from the fiscal year ended March 31, 2023 due to the increased significance in the recorded amount. In order to reflect this change in presentation, the consolidated financial statements for the fiscal year ended March 31, 2022 have been reclassified.

As a result, “Income taxes” of ¥391,634 million previously presented in the consolidated statements of income for the fiscal year ended March 31, 2022 has been disaggregated and reclassified into “Current” of ¥413,935 million and “Refund” of ¥(22,300) million.

Additional Information

(Transition from the Consolidated Taxation System to the Group Tax Sharing System)

MUFG and some of its domestic consolidated subsidiaries have shifted from the consolidated taxation system to the group tax sharing system from the beginning of the fiscal year ended March 31, 2023. Accordingly, the accounting treatment and disclosure of corporate tax, local corporation tax, and tax-effect accounting are applied and made in accordance with ASBJ Practical Issues Task Force Report No. 42, “Practical Solution on the Accounting and Disclosure under the Group Tax Sharing System” (ASBJ PITF No. 42, August 12, 2021, the “Practical Issues Report No. 42”). Based on paragraph 32(1) of Practical Issues Report No. 42, MUFG has concluded that there is no impact from the changes in its accounting policies resulting from the application of Practical Issues Report No. 42.

2.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2022	March 31, 2023
Equity securities in affiliates	¥3,256,142	¥3,757,973
Other capital investments in affiliates	36,163	43,571

The amount of investments in jointly controlled companies included in the amounts in the above table was as follows:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Investments in jointly controlled companies	¥4,893	¥5,956

II.	Securities loaned under unsecured and secured securities lending transactions included in “Securities” and “Monetary claims bought”.

	(in millions of yen)
	March 31, 2022	March 31, 2023
Securities loaned under unsecured and secured securities lending transactions	¥20,608	¥87,730

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2022	March 31, 2023
Securities re-pledged	¥17,459,614	¥16,534,808
Securities re-loaned	1,814,243	2,597,315
Securities held without disposition	6,148,125	6,465,540

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2022	March 31, 2023
Bills discounted (face value)	¥1,166,976	¥1,114,509

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2022	March 31, 2023
Foreign currency bills re-discounted (face value)	¥8,552	¥8,289

III.

Loans to be disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”) were as follows. Disclosed loans include corporate bonds included in Securities (to the extent that such bonds were issued through private placements as stipulated in Article 2-3 of the Financial Instruments and Exchange Act and that the principal of and interest on such bonds are partly or fully guaranteed by MUFG), Loans and bills discounted, Foreign exchanges, accrued interest and suspense payments included in Other assets, and Customers’ liabilities for acceptances and guarantees, each as included in the consolidated balance sheets, and securities loaned (to the extent borrowers have the right to sell or pledge such securities) as included in the notes to the consolidated balance sheets.

	(in millions of yen)
	March 31, 2022	March 31, 2023
Bankrupt or De facto Bankrupt	¥252,148	¥198,312
Doubtful	¥799,214	¥746,207
Special Attention	¥420,453	¥618,892
Accruing loans contractually past due 3 months or more	¥12,104	¥23,679
Restructured loans	¥408,348	¥595,212
Subtotal	¥1,471,816	¥1,563,411
Normal	¥122,326,614	¥121,766,210
Total	¥123,798,430	¥123,329,622

Bankrupt or De facto Bankrupt represents loans to borrowers that are bankrupt or in substantially similar condition due to reasons including a petition being filed to commence bankruptcy, reorganization or rehabilitation proceedings.

Doubtful represents loans to borrowers that are not yet in a state of bankruptcy but that are in deteriorated financial condition, with deteriorated operating results, and with a high likelihood of loan principal and interest not being collected or received in accordance with contractual terms, other than loans included in the Bankrupt or De facto Bankrupt category.

Accruing loans contractually past due 3 months or more represent loans with respect to which principal repayments or interest payments have been past due for 3 months or more, other than loans included in the Bankrupt or De facto Bankrupt category or the Doubtful category.

Restructured loans represent loans that have been modified with concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims and other renegotiated terms, that are favorable to borrowers, for the purpose of assisting such borrowers in improving their financial condition, other than loans included in the Bankrupt or De facto Bankrupt category, the Doubtful category or the Accruing loans contractually past due 3 months or more category.

Normal represents loans with no particular issues identified in terms of the financial condition and results of operations of borrowers and thus not included in the Bankrupt or De facto Bankrupt category, the Doubtful category, the Accruing loans contractually past due 3 months or more category or the Restructured loan category.

The amounts provided in the table above represent gross amounts before deduction of allowance for credit losses.

IV.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2022 and 2023 were as follows:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Assets pledged as collateral:
Cash and due from banks	¥4,137	¥5,020
Trading assets	272,895	303,918
Securities	18,130,636	9,959,654
Loans and bills discounted	11,552,990	11,806,356
Other assets	5,292	191
Tangible fixed assets	4,926	4,635

Total	¥29,970,878	¥22,079,777

Relevant liabilities to above assets:
Deposits	¥577,699	¥13,900
Call money and bills sold	5,702	—
Trading liabilities	15,713	—
Borrowed money	29,339,072	21,962,993
Bonds payable	35,781	24,574
Other liabilities	4,930	4,618

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Cash and due from banks	¥14	¥33,382
Monetary claims bought	30,347	33,093
Trading assets	1,435,764	1,668,783
Securities	14,292,419	16,367,312
Loans and bills discounted	5,487,371	1,904,568

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending transactions with cash collateral as of March 31, 2022 and 2023:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Trading assets	¥1,938,540	¥1,750,274
Securities	9,931,784	23,442,434

Total	¥11,870,325	¥25,192,709

Relevant liabilities to above assets:
Payables under repurchase agreements	¥13,465,290	¥25,934,089
Payables under securities lending transactions	504,422	565,888

In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2022 and 2023:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Trading assets	¥2,774,134	¥1,131,433
Securities	695,798	1,668,012

Total	¥3,469,932	¥2,799,446

V.	Non-recourse debt of consolidated special purpose companies was as follows.

	(in millions of yen)
	March 31, 2022	March 31, 2023
Non-recourse debt
Borrowed money	¥2,100	¥2,100
Bonds payable	6,154	9,074
Relevant assets to above non-recourse debt:
Cash and due from banks	¥726	¥1,072
Securities	4,118	8,958
Loans and bills discounted	20,000	20,000
Other assets	173	191
Tangible fixed assets	4,926	4,635

The above table includes certain assets reported in the immediately preceding Item IV.

VI.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2022 and March 31, 2023 was as follows:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Unused overdraft facilities and commitment lines of credit	¥91,546,435	¥96,203,085

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline a borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial market condition or deterioration in a borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request a borrower to pledge real property and/or securities as collateral upon signing of a contract and will perform periodic monitoring on a borrower’s business condition in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiation of a request for additional collateral and/or guarantees.

VII.	The amount of assets that belonged to the declaration of trust for which domestic trust banking subsidiaries were the settlor and the trustee was as follows:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Loans and bills discounted	¥462,268	¥259,749

VIII.

In accordance with the “Law concerning Revaluation of Land” (the “Land Revaluation Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” ( “Ordinance” ) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of the National Land Planning Law” stipulated in Article 2-2 of the Ordinance, (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the Ordinance with price adjustments for shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the Ordinance with price adjustments for time.

In addition, some of MUFG’s affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

IX.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2022	March 31, 2023
Accumulated depreciation on tangible fixed assets	¥1,171,014	¥1,082,897

X.	Deferred gains on tangible fixed assets deducted for tax purposes

	(in millions of yen)
	March 31, 2022	March 31, 2023
Deferred gains on tangible fixed assets	¥70,440	¥67,377
Deferred gains on tangible fixed assets for the fiscal year	¥—	¥—

XI.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2022	March 31, 2023
Subordinated borrowings	¥259,500	¥260,500

XII.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2022	March 31, 2023
Subordinated bonds	¥3,726,693	¥3,637,670

XIII.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2022	March 31, 2023
Principal-guaranteed money trusts	¥7,064,123	¥6,408,838

XIV.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2022	March 31, 2023
Guarantee obligations for private placement bonds	¥259,497	¥313,903

XV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2022	2023
Equity in earnings of the equity method investees	¥441,595	¥425,829
Gains on sales of equity securities	378,040	332,747

II.	“General and administrative expenses” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2022	2023
Personnel expenses	¥1,273,973	¥1,362,991
Depreciation and amortization	345,199	314,708

III.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2022	2023
Write-offs of loans	¥157,730	¥547,783
Provision for reserve for contingent losses	98,862	—

IV.

“Gains on sales of shares of subsidiaries” included ¥699,509 million of gains on sales of shares of subsidiaries resulting from the sale of the shares in MUFG Union Bank, N.A. (hereinafter referred to as “MUB”).

V.	“Losses on pension buyout” included ¥78,111 million of loss on a pension buyout transaction to transfer portions of the defined benefit pension plans of the Bank’s overseas branches.

VI.	(Additional Information)

In connection with the planned sale of the shares in MUB, MUFG Americas Holdings Corporation (hereinafter referred to as “MUAH”) recognized an aggregate of ¥952,590 million of losses for the twelve months ended December 31, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” The aggregate losses reflected ¥555,421 million of valuation losses related to securities held for sale recorded as Other operating expenses and ¥400,511 million of valuation losses related to loans held for sale recorded as Other ordinary expenses.

4.	Comprehensive Income

The components of other comprehensive income for the years ended March 31, 2022 and 2023 were as follows:

	(in millions of yen)
	2022	2023
Unrealized gains (losses) on available-for-sale securities:
Gains (losses) arising during the year	¥(1,103,734)	¥(1,027,640)
Reclassification adjustments to profits (losses)	(225,204)	87,494

Amount before income tax effect	(1,328,939)	(940,145)
Income tax effect	403,616	263,262

Total	(925,323)	(676,883)

Deferred gains (losses) on derivatives under hedge accounting:
Gains (losses) arising during the year	(245,576)	(516,317)
Reclassification adjustments to profits (losses)	(67,247)	59,537

Amount before income tax effect	(312,824)	(456,780)
Income tax effect	94,917	140,910

Total	(217,906)	(315,870)

Land revaluation surplus:
Gains (losses) arising during the year	—	—
Reclassification adjustments to profits (losses)	—	—

Amount before income tax effect	—	—
Income tax effect	1	—

Total	1	—

Foreign currency translation adjustments:
Gains (losses) arising during the year	516,825	701,419
Reclassification adjustments to profits (losses)	634	—

Amount before income tax effect	517,460	701,419
Income tax effect	(1,070)	8

Total	516,390	701,427

Defined retirement benefit plans:
Gains (losses) arising during the year	68,655	(129,196)
Reclassification adjustments to profits (losses)	(26,350)	47,962

Amount before income tax effect	42,305	(81,234)
Income tax effect	(10,023)	26,443

Total	32,281	(54,790)

Share of other comprehensive income in affiliates accounted for using the equity method:
Gains (losses) arising during the year	202,485	311,154
Reclassification adjustments to profits (losses)	(17,065)	(6,553)

Total	185,420	304,600

Total other comprehensive income	¥(409,136)	¥(41,515)

5.	Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2022

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 01, 2021	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2022	Note
Issued shares:
Common stock	13,581,995	—	300,000	13,281,995	(Note 1)

Total	13,581,995	—	300,000	13,281,995

Treasury stock:
Common stock	737,192	238,832	308,729	667,296	(Note 2) (Note 3)

Total	737,192	238,832	308,729	667,296

(Note 1)	The decrease in the number of shares of common stock by 300,000 thousand shares was due to the cancellation of shares.
(Note 2)	The increase in the number of shares of common stock held in treasury by 238,832 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for a performance-based director and officer stock compensation plan using a Board Incentive Plan trust (“BIP trust”), the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and an increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 308,729 thousand shares was due to the cancellation of shares, the sale of shares for the BIP trust, the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit, the sales of shares by equity method affiliates and a decrease in the number of shares held by equity method affiliates.
(Note 3)	The number of shares of common stock as of April 01, 2021 and March 31, 2022 includes 27,002 thousand shares and 31,660 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2022, the number of shares held by the BIP trust increased by 13,381 thousand shares and decreased by 8,723 thousand shares.

II.	Information on share subscription rights

None.

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2022

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2021	Common stock	160,918	12.5	March 31, 2021	June 30, 2021

Meeting of Board of Directors on November 15, 2021	Common stock	173,791	13.5	September 30, 2021	December 6, 2021

(Note)	The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 29, 2021 includes ¥377 million of dividends on the treasury shares held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 15, 2021 includes ¥427 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2022

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2022	Common stock	183,396	Retained earnings	14.5	March 31, 2022	June 30, 2022

(Note)	The total dividend amount includes ¥459 million of dividends on the treasury shares held by the BIP trust.

For the fiscal year ended March 31, 2023

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 01, 2022	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2023	Note
Issued shares:
Common stock	13,281,995	—	594,284	12,687,710	(Note 1)

Total	13,281,995	—	594,284	12,687,710

Treasury stock:
Common stock	667,296	594,307	597,538	664,065	(Note 2) (Note 3)

Total	667,296	594,307	597,538	664,065

(Note 1)	The decrease in the number of shares of common stock by 594,284 thousand shares was due to the cancellation of shares.
(Note 2)	The increase in the number of shares of common stock held in treasury by 594,307 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 597,538 thousand shares was due to the cancellation of shares, the sale of shares for the BIP trust, the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.
(Note 3)	The number of shares of common stock held in treasury as of April 01, 2022 and March 31, 2023 includes 31,660 thousand shares and 28,407 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2023, the number of shares held by the BIP trust decreased by 3,252 thousand shares.

II.	Information on share subscription rights

None.

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2023

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2022	Common stock	183,396	14.5	March 31, 2022	June 30, 2022

Meeting of Board of Directors on November 14, 2022	Common stock	197,131	16.0	September 30, 2022	December 5, 2022

(Note)	The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 29, 2022 includes ¥459 million of dividends on the treasury shares held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 14, 2022 includes ¥459 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2023

The following matters relating to dividends are submitted to shareholder vote at the Annual General Meeting of Shareholders scheduled to be held on June 29, 2023

Date of approval (proposed)	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2023 (scheduled)	Common stock	192,859	Retained earnings	16.0	March 31, 2023	June 30, 2023

(Note)	The total dividend amount includes ¥454 million of dividends on the treasury shares held by the BIP trust.

IV.	“Change from transaction under common control involving overseas subsidiary” includes the change in capital surplus resulting from the transfer of the GCIB business of MUB to the Bank.

6.	Consolidated Statements of Cash Flows

I.	“Cash and cash equivalents” compared to items presented on the consolidated balance sheet

The amount of “Cash and cash equivalents” is equal to the amount of “Cash and due from banks” on the consolidated balance sheet.

II.	Major components of assets and liabilities of subsidiary deconsolidated as a result of sale of shares

For the fiscal year ended March 31, 2023

Components of the assets and liabilities of MUB, which was deconsolidates as a result of the sale of its shares to U.S. Bancorp (“USB”), at the time of the sale are as follows:

(in millions of yen)
Assets	¥13,639,869
Liabilities	(12,981,874)
Gains on sales of shares of subsidiaries	699,509

Consideration received for sale of shares	1,357,504
Accounts receivable	(432,381)
Securities	(276,119)
Cash and cash equivalents of MUB	(2,433,758)

Payments for sales of shares of subsidiaries resulting in change in scope of consolidation	¥(1,784,755)

III.	Major components of assets and liabilities transferred in a transaction where cash and cash equivalents were received as consideration

For the fiscal year ended March 31, 2022

MUAH, which is a consolidated subsidiary of MUFG, completed the sale of a portion of its business to a major U.S. regional bank in the fiscal year ended March 31, 2022. The components of assets and liabilities decreased due to the sale are as follows:

(in millions of yen)
Assets	¥761,161
Liabilities	(758,654)
Goodwill	2,685
Gains on transfer of businesses	29,032

Transfer value	34,225
Cash and cash equivalents included in above assets	(758,654)

Payments for transfer of businesses	¥(724,428)

7.	Leases

Operating leases

(1)	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2022 and 2023 were as follows:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Due within one year	¥41,168	¥40,128
Due after one year	112,978	102,509

Total	¥154,147	¥142,637

(Note)	The above table does not include lease payments that are booked as “Right-of-use asset” at overseas subsidiaries.

(2)	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2022 and 2023 were as follows:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Due within one year	¥5,486	¥7,232
Due after one year	29,042	66,627

Total	¥34,529	¥73,860

8.	Financial Instruments

I.	Disclosure on financial instruments

(1)	Policy for financial instruments

MUFG provides comprehensive financial services such as deposit-taking and lending services, securities investment and other securities services and foreign exchange services.

In order to prevent these businesses from being negatively affected by fluctuations in interest and foreign exchange rates and other market conditions, MUFG conducts asset and liability management (“ALM”) by adjusting market exposure and the balance between short-term and long-term assets and liabilities. To do so, among other things, MUFG raises capital from the market and hedges risks through derivative transactions.

(2)	Nature and extent of risks arising from financial instruments

MUFG holds various types of financial instruments such as loans, securities, and derivatives and is thus exposed to credit and market risks.

Credit risk is the risk of loss on receivables such as loans due to nonperformance of contractual obligations caused by factors such as deterioration in the financial condition of a borrower.

Market risk mainly arises from changes in domestic and overseas interest rates, foreign exchange rates, and fluctuations in market prices of stocks and bonds. For example, an increase in domestic and overseas interest rates would reduce the value of MUFG’s bond portfolio consisting of government and other bonds, and a rise in yen would reduce the value of foreign-currency-denominated securities and other assets when converted into yen. MUFG also invests in marketable equity securities, and a fall in the market price would decrease the fair value of these securities. As part of MUFG’s trading and ALM activities, MUFG holds derivative products such as interest rate swaps. A significant change in foreign exchange or interest rates may cause a significant fluctuation in the fair value of these derivative products. In conducting derivative transactions for purposes of hedging risks, MUFG hedges against interest rate risks associated with instruments including fixed rate deposits, loans and bonds, floating rate deposits and loans, and forecasted transactions involving fixed rate deposits and loans through designated hedging methods including interest rate swaps. MUFG hedges against exchange rate fluctuation risks associated with instruments such as foreign currency denominated monetary claims and liabilities through designated hedging methods including currency swap transactions and forward exchange contracts. In lieu of effectiveness determination, MUFG designs hedging activities so that the material terms of the designated hedging instruments are almost identical to those of the hedged items. In limited circumstances, the effectiveness of hedging activities is assessed by verification of the correlation between factors that cause fluctuations in interest rates.

(3)	Risk management relating to financial instruments

(A)	Credit risk management

MUFG regularly monitors and assesses the credit portfolios of MUFG’s group companies and uses credit rating and asset evaluation and assessment systems to ensure timely and proper evaluation of credit risk.

Within the basic framework of MUFG’s credit risk control system based on MUFG’s credit risk control rules, each group company has established a consolidated and global credit risk control system while MUFG monitors group-wide credit risk. MUFG provides training and advice when necessary in addition to monitoring credit risk management conducted by MUFG’s group companies.

In screening individual transactions and managing credit risk, each major group company has in place a check-and-balance system in which the credit administration section and the business promotion section are kept separate.

MUFG holds regular management committee meetings to ensure full reporting and discussion on important credit risk management and administration matters.

In addition to providing check-and-balance between different functions and conducting management level deliberations, the audit department also undertakes to validate credit operations to ensure appropriate credit administration.

(B)	Market risk management

(a)	Risk management system

MUFG has adopted an integrated system to manage market risks associated with market activities for trading purposes (trading activities) and non-trading market activities (banking activities). MUFG monitors group-wide market risk while each of the major group companies has established a market risk management system on a consolidated and global basis.

At each of the major group companies, checks and balances are maintained through a system in which the back office (operating and administrative section) and the middle office (risk control section) operate independently from the front office (market department). As part of risk control by management,the Executive Committee or another appropriate body establishes the framework for the market risk management system and defines responsibilities relating to market operations. MUFG allocates economic capital corresponding to the levels of market risk within the scope of MUFG’s capital base, and establishes quantitative limits on market risk based on the allocated economic capital as well as limits on losses to contain MUFG’s exposure to risks and losses within a certain range.

(b)	Market risk management

The status of the group-wide exposure to market risk and compliance with quantitative limits on market risk and losses at each major group company is reported daily to the Chief Risk Officer of MUFG, while the status of each major group company’s exposure to market risk and compliance with quantitative limits on market risk and losses is reported daily to the group company’s risk management officer. MUFG and each major group company conduct comprehensive analyses on risk profiles, including stress testing, and the results are regularly reported to their respective ALM Committees and Corporate Risk Management Committees.

MUFG’s major group companies manage risks by hedging against interest rate and exchange rate fluctuation risks associated with marketable assets and liabilities with various hedging transactions using marketable securities and derivatives as appropriate. With respect to trading account transactions and their administration, MUFG documents the processes and periodically verifies through internal audits that the valuation methods and management of such transactions are appropriate.

(c)	Market risk measurement model

Since the daily variation in market risk is significantly greater than that in other types of risks, MUFG measures and manages market risk primarily using the Value at Risk (“VaR”), Value at Idiosyncratic Risk (“VaI”) and other methods.

Market risk for both trading and banking activities (excluding strategic equity securities) is measured using a market risk measurement model. The principal method used for the model is the historical simulation method (Trading activities: holding period — 1 business day; confidence interval — 95%; and observation period — 250 business days) (Banking activities: holding period — 10 business days; confidence interval — 99%; and observation period — 701 business days).

* Market risk can be classified into “general market risk” defined as the risk of suffering loss due to the volatility in the general market trend, and “specific market risk” defined as the risk of suffering loss due to the volatility of specific financial instruments such as debt securities or stocks, independent of the general market trend. The amount of general market risk calculated by a market risk measurement method is called VaR, while the amount of specific market risk is called VaI.

* The historical simulation method calculates the VaR and VaI amount by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices that occurred over a fixed period in the past. The noted features of the historical simulation method include the ability to directly reflect the characteristics of the market fluctuations and the ability to rigorously measure the risk arising from options. However, VaR and VaI may not be able to ascertain risks when market volatility reaches abnormal levels because they measure market risks with a fixed event probability calculated statistically based on past market changes.

(d)	Quantitative information in respect of market risk

(i)	Amount of market risk associated with trading activities

The amount of consolidated market risk associated with trading activities across the Group was ¥1.1 billion and ¥2.8 billion as of March 31, 2022 and 2023, respectively.

(ii)	Amount of market risk associated with banking activities

The amount of consolidated market risk associated with banking activities (excluding strategic equity securities) across the Group was ¥582.9 billion and ¥974.0 billion as of March 31, 2022 and 2023, respectively. As appropriate identification of interest rate risk is vital to banking activities (excluding strategic equity securities), the risk is managed based on the following assumptions for appropriate measurement of core deposits and prepayments on loans and deposits.

For a certain portion of the deposits without contractual maturities (so-called core deposits), interest rate risk is recognized by allocating maturities of various terms (no longer than 10 years) according to the features of deposits, taking into account the results of a statistical analysis using data on changes in the balance by product, expected deposit interest rates and other business judgments. The amount of core deposits and the method of allocating maturities are reviewed on a regular basis. Meanwhile, deposits and loans with contractual maturities involve risks associated with premature repayment or cancellation. These risks are reflected in interest rate risks by estimating the ratio of cancellations through a statistical analysis based on factors including interest rate fluctuations and actual repayments and cancellations.

(iii)	Risk of strategic equity portfolio

With respect to the strategic equity securities (publicly traded) held by MUFG as of March 31, 2022 and 2023, MUFG estimates that the total market value of such securities would fluctuate by ¥2.4 billion and ¥2.2 billion per one-point change in TOPIX.

(e)	Backtesting

In order to test the accuracy of the market risk measurement model, MUFG conducts backtesting to compare the VaR with one-day holding period computed by the model with the daily hypothetical profit or loss.

As part of the backtesting, MUFG also seeks to ensure the accuracy of its market risk measurement model by verifying the characteristics of such model from various perspectives, including testing of the appropriateness of the assumptions used in such model.

The results of backtesting conducted on the trading business(on a Basel standard basis) as of the end of March 31, 2022 and 2023 (250 business days) indicate that the hypothetical loss never exceeded the VaR.

Given that the hypothetical loss exceeded the VaR four times or less over the test period, MUFG believes that the VaR measurement model used by each of its group companies provides sufficiently accurate measurements of market risk.

(f)	Stress testing

To measure VaR using a market risk measurement model, MUFG applies the historical simulation method, in which the potential loss for a certain period is calculated by applying market fluctuations over a fixed period in the past to the portfolio MUFG currently holds. For this reason, losses greater than VaR may arise in cases where a market fluctuation observed before the observation period occurs or each risk factor, such as interest rates and exchange rates, shows different moves from historical correlations.

As a means to measure expected losses that cannot be captured by the current risk measurement model, MUFG conducts stress testing using various scenarios.

By conducting stress testing as appropriate using various scenarios in view of future forecasts, each of the group companies makes an effort to apprehend where risks lie and aim to manage its assets more stably and securely.

(C)	Management of liquidity risk associated with funding activities

MUFG’s major group companies strive to secure appropriate liquidity in both yen and foreign currencies by managing the sources of funding and liquidity gap, liquidity-supplying products such as commitment lines, as well as buffer assets that help maintain liquidity level.

Specifically, the Board of Directors, etc. provide the framework for liquidity risk management, operate businesses at various stages according to the urgency of funding needs and manage liquidity risk at each such stage. The department responsible for risk management is designed to perform checking functions independent of other departments. The department reports to the ALM Committee, the Risk Management Committee and other appropriate bodies on the results of the performance of its responsibilities such as evaluation of funding urgency and monitoring of compliance with quantitative limits. The department responsible for funding management performs funding and management activities, and regularly reports the current funding status and forecast as well as the current liquidity risk status to the department responsible for risk management and other appropriate bodies such as the ALM Committee.

(4)	Supplementary explanation of the fair value of financial instruments

Since certain assumptions are applied in measuring the fair value of financial instruments, such fair value may vary if different assumptions are used.

II.	Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments, the difference between them as well as a breakdown of financial instruments by input level are as follows.

The following tables do not include investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of ASBJ Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance on Fair Value Measurement”), stocks with no market price, etc. and investments in partnerships and others which are accounted for in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement. (See Note (*2) to each of the tables in (1), (Note 3) and (Note 4) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2022

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level1	Level2	Level3	Total
Monetary claims bought (*1)	—	817,335	238,878	1,056,213
Trading assets (*2)	6,699,555	3,967,410	57,124	10,724,090
Money held in trust (Trading purpose / Other)	—	1,240,956	8,957	1,249,914
Securities (Available-for-sale securities)	44,649,269	22,692,890	452,414	67,794,574
Domestic equity securities	4,595,207	18,497	—	4,613,704
Government bonds	30,989,318	422,535	—	31,411,854
Municipal bonds	—	4,146,145	—	4,146,145
Short-term corporate bonds	—	1,010,637	—	1,010,637
Corporate bonds	—	3,862,485	2,519	3,865,004
Foreign equity securities	184,157	1,906	32,535	218,599
Foreign bonds	8,866,996	13,086,264	77,265	22,030,527
Other securities (*2)	13,589	144,419	340,092	498,101

Total assets	51,348,825	28,718,592	757,374	80,824,793

Trading liabilities (*2)	5,363,556	135,852	—	5,499,408
Borrowed money (FVO) (*3)	—	251,758	—	251,758
Bonds payable (FVO) (*3)	—	250,986	46,674	297,660

Total liabilities	5,363,556	638,597	46,674	6,048,827

Derivatives (*4) (*5) (*6)	(44,651)	(350,375)	186,601	(208,425)
Interest rate-related derivatives	6,608	(273,126)	110,133	(156,384)
Currency-related derivatives	(1,455)	(83,947)	8,471	(76,931)
Equity-related derivatives	(59,916)	(22,712)	17,423	(65,204)
Bond-related derivatives	10,112	26,257	50,300	86,671
Commodity-related derivatives	—	—	(45)	(45)
Credit-related derivatives	—	3,152	320	3,473
Other derivatives	—	—	(3)	(3)

(*1)	Monetary claims bought consists of securitized products, etc. of ¥1,056,213 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is financial assets of ¥5,844,791 million and financial liabilities of ¥25,720 million.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(481,856) million.
(*6)

Transactions to which hedge accounting is applied include interest rate swap transactions designated as hedging instruments for the purpose of fixing cash flows from hedged loans and other assets. Deferred hedge accounting is applied to these transactions. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

As of March 31, 2023

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level1	Level2	Level3	Total
Monetary claims bought (*1)	—	792,625	591,530	1,384,156
Trading assets	3,665,466	5,339,485	112,109	9,117,060
Money held in trust (Trading purpose / Other)	—	1,196,190	8,272	1,204,462
Securities (Available-for-sale securities)	41,033,674	21,355,832	400,105	62,789,613
Domestic equity securities	4,246,104	23,429	2,389	4,271,923
Government bonds	23,292,055	226,776	—	23,518,832
Municipal bonds	—	2,759,940	—	2,759,940
Short-term corporate bonds	—	—	—	—
Corporate bonds	—	3,473,132	—	3,473,132
Foreign equity securities	364,746	4,484	39,147	408,377
Foreign bonds	13,021,062	8,686,933	2,165	21,710,161
Investment trusts (*2)	105,025	6,094,265	2,189	6,201,481
Other securities	4,679	86,870	354,213	445,764

Total assets	44,699,141	28,684,133	1,112,017	74,495,292

Trading liabilities	5,246,139	102,380	—	5,348,520
Borrowed money (FVO) (*3)	—	181,414	—	181,414
Bonds payable (FVO) (*3)	—	195,802	102,130	297,933

Total liabilities	5,246,139	479,596	102,130	5,827,867

Derivatives (*4) (*5) (*6)	(34,824)	(1,052,077)	316,707	(770,193)
Interest rate-related derivatives	4,362	(1,164,150)	198,796	(960,990)
Currency-related derivatives	2,229	91,679	12,696	106,605
Equity-related derivatives	(40,343)	(10,682)	21,110	(29,914)
Bond-related derivatives	(1,073)	30,192	82,566	111,685
Commodity-related derivatives	—	—	90	90
Credit-related derivatives	—	883	1,082	1,965
Other derivatives	—	—	364	364

(*1)	Monetary claims bought consists of securitized products, etc. of ¥1,384,156 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is ¥563,208 million of financial assets.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(570,813) million.
(*6)

Transactions to which hedge accounting is applied include interest rate swap transactions designated as hedging instruments for the purpose of fixing cash flows from hedged loans and other assets. Deferred hedge accounting is applied to these transactions. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

(2)	Financial assets and liabilities which are not stated at fair value on the consolidated balance sheet

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges (assets and liabilities), Call money and bills sold, Payables under repurchase agreements, Payables under securities lending transactions, Commercial papers, Due to trust accounts and Other liabilities are not included in the following tables since they are predominantly short-term (within one year), and their fair values approximate their carrying amounts.

As of March 31, 2022

	(in millions of yen)
Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	5,422,565	5,422,565	5,410,608	11,956
Money held in trust (other / held to maturity)	—	81,269	—	81,269	82,578	(1,308)
Securities (held to maturity)	1,758,197	460,056	—	2,218,253	2,218,035	217
Government bonds	1,758,197	—	—	1,758,197	1,748,029	10,167
Municipal bonds	—	173,960	—	173,960	175,071	(1,111)
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	60,173	—	60,173	60,283	(110)
Foreign bonds	—	225,923	—	225,923	234,652	(8,728)
Other securities	—	—	—	—	—	—
Loans and bills discounted (*2) (*3)	—	215,178	109,783,170	109,998,348	109,409,289	589,059

Total assets	1,758,197	756,504	115,205,735	117,720,436	117,120,512	599,924

Deposits	—	215,446,232	—	215,446,232	215,427,299	18,933
Negotiable certificates of deposit	—	10,943,271	—	10,943,271	10,938,831	4,439
Borrowed money	—	31,437,438	—	31,437,438	31,511,574	(74,135)
Bonds payable (*3)	—	12,674,840	—	12,674,840	12,959,686	(284,845)

Total liabilities	—	270,501,783	—	270,501,783	270,837,392	(335,609)

(*1)	Monetary claims bought includes securitized products, etc. of ¥2,377,072 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥1,016,935 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*3)

With respect to interest rate swaps to which special hedge accounting treatment is applied to offset fluctuations in the market value of the hedged items and forward exchange contracts, etc. to which the allocation method is applied, the fair value of such interest rate swaps and such currency swaps is included in the fair value of the hedged items. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

As of March 31, 2023

	(in millions of yen)
Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	5,889,213	5,889,213	5,941,029	(51,815)
Money held in trust (other / held to maturity)	—	80,433	—	80,433	82,557	(2,123)
Securities (held to maturity)	13,526,750	5,354,471	—	18,881,222	18,965,357	(84,135)
Government bonds	13,526,750	—	—	13,526,750	13,513,972	12,778
Municipal bonds	—	1,139,490	—	1,139,490	1,144,825	(5,334)
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	393,783	—	393,783	393,214	568
Foreign bonds	—	3,821,197	—	3,821,197	3,913,345	(92,148)
Other securities	—	—	—	—	—	—
Loans and bills discounted (*2) (*3)	—	225,701	108,219,822	108,445,523	108,162,952	282,570

Total assets	13,526,750	5,660,606	114,109,035	133,296,393	133,151,897	144,495

Deposits	—	213,744,141	—	213,744,141	213,609,501	134,639
Negotiable certificates of deposit	—	13,667,733	—	13,667,733	13,632,559	35,173
Borrowed money	—	24,579,207	—	24,579,207	24,674,925	(95,717)
Bonds payable(*3)	—	14,879,435	—	14,879,435	15,410,786	(531,351)

Total liabilities	—	266,870,518	—	266,870,518	267,327,774	(457,255)

(*1)	Monetary claims bought include securitized products, etc. of ¥2,554,723 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥983,319 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*3)

With respect to interest rate swaps to which special hedge accounting treatment is applied to offset fluctuations in the market value of the hedged items, the fair value of such interest rate swaps is included in the fair value of the hedged items. Of these hedge relationships, all hedge relationships to which “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

(Note 1)	Description of the valuation techniques and inputs used to determine fair value

Monetary claims bought

The fair value of monetary claims bought is determined using prices obtained from third-party vendors (broker-dealers, etc.) or the prices estimated based on internal models.

With respect to some securitized products backed by general corporate loans, the fair value is measured by considering the estimated fair value amounts determined using projected cash flows through an analysis of the underlying loans, probability of default, prepayment rates, etc. and discounting the projected cash flows using discount rates reflecting the liquidity premium based on historical market data and the prices obtained from independent broker-dealers. These products are classified into Level 3.

For other securitized products, the fair value is determined based on the prices obtained from independent third parties after considering the results of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices. These products are classified into Level 2 or Level 3 depending on the inputs used for the prices obtained from independent third parties.

For certain monetary claims bought for which these methods do not apply, the fair value is measured based on either the present value using projected future cash flows through an analysis of prepayment rates, etc., and discounting the project cash flows at the market interest rates as of the valuation date with certain adjustments, or is the carrying amount if their fair value approximates such carrying amount from their qualitative viewpoint. If these monetary claims bought are measured at present value, these monetary claims bought are classified into Level 2 or, if they are short-term and their fair value approximates the carrying amount, then the carrying amount is presented as their fair value, and they are classified into Level 3.

Trading assets and liabilities

Securities such as bonds that are held for trading purposes are classified as Level 1 if prices quoted by stock exchanges are available in an active market, and as Level 2 if the fair value is determined based on either the present value of the expected future cash flows discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments or prices quoted by the financial institutions from which these securities are purchased.

Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the prices quoted by the financial institutions from which these securities are purchased, and these securities are classified into Level 2 depending on the fair value hierarchy of the component assets.

See “Money Held in Trust” for notes on money held in trust by category based on each purpose of holding the money held in trust.

Securities

The fair value of equity securities is determined based on the prices quoted by stock exchanges and equity securities are primarily classified into Level 1 as the quoted prices are available in active markets. The fair value of bonds is determined based on the market price or the price quoted by the financial institutions from which they are purchased or based on the price reasonably calculated using internal models. Government bonds are primarily classified into Level 1, other bonds are primarily classified into Level 2, and foreign equity securities with maturity as well as preferred securities included in Other securities are primarily classified into Level 3.

For privately placed guaranteed bonds held by MUFG’s bank subsidiaries, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect credit risk, the amounts expected to be collected from collateral and guarantees and guarantee fees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These bonds are classified into Level 2 depending on credit risk, etc.

The fair value of investment trusts is determined based on the closing market price or other publicly available net asset value. Listed investment trusts and listed real estate investment trusts, which have closing market prices, are primarily classified into Level 1, and other investment trusts are primarily classified into Level 2. Investment trusts which are accounted for at net asset value in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement are not classified into any fair value hierarchy.

See “Securities” for notes on securities by category based on each purpose of holding the securities.

Loans and bills discounted

With respect to loans, for each category of loans based on their types, credit ratings and maturity periods, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect default risk and the amount expected to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These loans are classified into Level 3. For certain loans with floating interest rates, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. These loans are classified as Level 3.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flows or the amount expected to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. These receivables are classified into Level 3. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or the allocation method applicable to forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Deposits and Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rates are reflected in such deposits within a short time period. The fair value of most fixed rate time deposits is the present value of expected future cash flows grouped by certain maturity periods discounted at the market interest rates. These are classified into Level 2.

Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate borrowings reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flows from these borrowings grouped by certain maturity periods, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2.

Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flows discounted at the market interest rates. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate corporate bonds reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after the issuance. For fixed rate corporate bonds without market prices, the fair value is the present value of expected future cash flows from these borrowings, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

For structured bonds issued by some overseas subsidiaries, the fair value option is applied, and the fair value of structured bonds is calculated based on models. Structured bonds for which observable inputs are used are classified into Level 2. Structured bonds for which significant unobservable inputs are used are classified into Level 3.

Derivative transactions

Derivative transactions are ones involving interest rates (interest futures, interest options, interest swaps and other transactions), ones involving foreign currencies (currency futures, currency options, currency swaps and other transactions), and ones involving bonds (bond futures, bond future options and other transactions). The fair value of exchange-traded derivative transactions is based on the prices posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model.

The key inputs used in the valuation techniques for over-the-counter derivative transactions include interest rate yield curves, foreign currency exchange rates and volatility. For over-the-counter derivative transactions, adjustments are made for counterparty credit risk adjustments (credit valuation adjustments (CVA)) and adjustments are also made to reflect the impact of uncollateralized funding (funding valuation adjustments (FVA)). The calculation of CVA takes into account the probability of a default event occurring for each counterparty which is primarily derived from an observed or estimated spread on credit default swaps. In addition, the calculation of CVA takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty. The calculation of FVA takes into account MUFG’s market funding spread reflecting the credit risk of MUFG and the funding exposure of any uncollateralized component of an over-the-counter derivative instrument entered into with the counterparty.

Exchange-traded derivative transactions valued using quoted prices are classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if their fair value is not measured based on significant unobservable inputs. Over-the-counter derivative transactions whose fair value is measured based on significant unobservable inputs are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3
(1)	Quantitative information on significant unobservable inputs

As of March 31, 2022

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)

Monetary claims bought

Securitized products	Internal model (*2)	Correlation between underlying assets	3.0%	3.0%
		Liquidity premium	0.6%~0.9%	0.9%
		Prepayment rate	29.0%	29.0%
		Probability of default	0.0%~85.3%	—
		Recovery rate	69.9%	69.9%

Securities

Foreign equity securities	Discounted cash flow	Liquidity premium	0.8%~1.7%	1.1%

Foreign bonds	Return on equity method	Probability of default	0.0%~8.0%	0.4%
		Recovery rate	35.0%~90.0%	78.5%
		Market-required return on capital	8.0%~10.0%	9.9%

Other	Discounted cash flow	Liquidity premium	1.1%~3.2%	2.9%

Derivatives

Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~62.9%	—
		Correlation between interest rate and foreign exchange rate	15.3%~60.0%	—
		Volatility	0.0%~100.0%	—

Currency-related derivatives	Option model	Correlation between interest rates	10.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	0.0%~60.0%	—
		Correlation between foreign exchange rates	50.0%~70.5%	—

Equity-related derivatives	Option model	Volatility	8.9%~21.6%	—
		Volatility	23.9%~37.9%	—
		Correlation between foreign exchange rate and equity	(58.3)%~54.9%	—
		Correlation between equities	2.2%~95.0%	—
	Discounted cash flow	Term of litigation	21.0 months	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “II. Matters concerning fair value, etc. of financial instruments and breakdown by input level” above.

As of March 31, 2023

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)

Monetary claims bought

Securitized products	Internal model (*2)	Correlation between underlying assets	3.0%	3.0%
		Liquidity premium	2.0%~2.2%	2.0%
		Prepayment rate	13.1%	13.1%
		Probability of default	0.0%~99.0%	—
		Recovery rate	72.2%	72.2%

Securities

Foreign equity securities	Discounted cash flow	Liquidity premium	0.8%~1.7%	1.3%

Other	Discounted cash flow	Liquidity premium	1.1%~3.2%	2.9%

Derivatives

Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~60.6%	—
		Correlation between interest rate and foreign exchange rate	1.9%~60.0%	—
		Volatility	62.2%~106.6%	—

Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	13.6%~60.0%	—
		Correlation between foreign exchange rates	50.0%~70.5%	—
		Volatility	10.5%~22.9%	—

Equity-related derivatives	Option model	Volatility	20.4%~37.0%	—
		Correlation between foreign exchange rate and equity	(58.3)%~54.9%	—
		Correlation between equities	(2.3)%~95.0%	—
	Discounted cash flow	Term of litigation	1.0~12.0 months	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “2. Matters concerning fair value, etc. of financial instruments and breakdown by input level” above.

(2)	Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

For the fiscal year ended March 31, 2022

	(in millions of yen)
Category	March 31, 2021	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	March 31, 2022	Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at March 31, 2022 (*1)
Monetary claims bought	279,561	20,308	2,008	(62,999)	—	—	238,878	21,402
Trading assets	60,127	4,610	—	(8,068)	666	(212)	57,124	4,106
Monetary held in trust (Trading purpose / Other)	3,015	91	(99)	5,950	—	—	8,957	91
Securities (Available-for- sale securities)	430,361	29,522	(2,938)	(7,385)	2,854	—	452,414	29,518
Corporate bonds	57	3	(281)	(114)	2,854	—	2,519	—
Foreign equity securities	56	216	137	32,124	—	—	32,535	216
Foreign bonds	116,351	11	11,314	(50,411)	—	—	77,265	11
Other securities	313,895	29,290	(14,108)	11,015	—	—	340,092	29,290
Total assets	773,066	54,532	(1,029)	(72,503)	3,520	(212)	757,374	55,117
Bonds payable (FVO)	24,844	(10,581)	2,568	31,394	5,515	(7,067)	46,674	11,437
Total liabilities	24,844	(10,581)	2,568	31,394	5,515	(7,067)	46,674	11,437
Derivatives (*5)	86,167	47,715	1,285	24,578	41,962	(15,107)	186,601	87,847
Interest rate-related derivatives	50,231	8,677	754	12,579	40,494	(2,604)	110,133	15,427
Currency-related derivatives	8,116	2,545	138	1,953	1,467	(5,749)	8,471	(1,485)
Equity-related derivatives	12,960	33,040	399	(22,222)	—	(6,754)	17,423	37,203
Bond-related derivatives	14,312	3,241	—	32,747	—	—	50,300	36,361
Commodity-related derivatives	(62)	31	(6)	(7)	—	—	(45)	31
Credit-related derivatives	(62)	180	—	202	—	—	320	296
Other derivatives	672	(1)	—	(674)	—	—	(3)	13

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 3 from Level 2 resulted from the lack of observable market data due to a decrease in market activity for derivatives. These transfers were made at the beginning of the fiscal year.

(*4)

Transfers into Level 2 from Level 3 for corporate bonds were due principally to changes in the impact of unobservable creditworthiness inputs of private placement bonds guaranteed by MUFG Bank. Transfers into Level 2 from Level 3 for bonds payable (FVO) were due principally to changes in the impact of significant unobservable inputs. These transfers were made at the beginning of the fiscal year.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

For the fiscal year ended March 31, 2023

	(in millions of yen)
Category	March 31, 2022	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements and others	Transfers into Level 3 (*3)	Transfers out of Level 3 (*3)	March 31, 2023	Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at March 31, 2023 (*1)
Monetary claims bought	238,878	29,697	(15,750)	338,704	—	—	591,530	29,366
Trading assets	57,124	4,340	—	51,622	0	(977)	112,109	4,256
Monetary held in trust (Trading purpose / Other)	8,957	0	159	(844)	—	—	8,272	0
Securities (Available-for-sale securities)	452,414	30,369	3,812	(89,146)	6,322	(3,665)	400,105	33,895
Domestic equity securities	—	1,901	20	274	192	—	2,389	1,294
Corporate bonds	2,519	2	(158)	(67)	1,255	(3,552)	—	—
Foreign equity securities	32,535	1,740	3,104	(915)	2,683	—	39,147	2,115
Foreign bonds	77,265	(4,470)	9,410	(80,092)	166	(113)	2,165	(6)
Investment trusts	—	264	—	—	1,925	—	2,189	264
Other securities	340,092	30,930	(8,564)	(8,345)	100	—	354,213	30,226
Total assets	757,374	64,407	(11,778)	300,335	6,322	(4,643)	1,112,017	67,519
Bonds payable (FVO)	46,674	(33,158)	3,688	11,306	74,361	(741)	102,130	40,314
Total liabilities	46,674	(33,158)	3,688	11,306	74,361	(741)	102,130	40,314
Derivatives (*4)	186,601	92,326	603	(1,034)	73,687	(35,476)	316,707	138,979
Interest rate-related derivatives	110,133	59,990	100	4,622	35,652	(11,703)	198,796	71,464
Currency-related derivatives	8,471	8,404	120	(4,305)	(32)	37	12,696	8,472
Equity-related derivatives	17,423	23,950	383	(20,912)	4	260	21,110	25,306
Bond-related derivatives	50,300	(792)	—	19,065	38,063	(24,070)	82,566	32,896
Commodity-related derivatives	(45)	151	(1)	(13)	—	—	90	151
Credit-related derivatives	320	513	—	248	—	—	1,082	583
Other derivatives	(3)	107	—	259	—	—	364	104

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 2 from Level 3 and Transfers into Level 2 from Level 3 were results from material inputs for valuation of derivatives that were mainly previously observable becoming unobservable (unobservable becoming observable) and the significance of the impact of unobservable inputs increasing(declining). These transfers were made at the beginning of the fiscal year.

(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

(3)	Description of the fair value valuation process

At MUFG, the middle division establishes policies and procedures for the calculation of fair value and procedures for the use of fair value valuation models, and the front division develops fair value valuation models in accordance with such policies and procedures. The middle division verifies such models, the inputs used and the fair values obtained through calculation to ensure compatibility with the policies and procedures. In addition, based on the results of such verification, the middle division determines appropriate fair value input level classifications. In the event that market prices obtained from third parties are used as fair values, they are verified through appropriate methods such as confirming the valuation techniques and inputs used and comparing them with the fair values of similar financial instruments.

(4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Recovery rate and Prepayment rate

Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Market-required return on capital

Market-required return on capital is the return on capital expected by the secondary market. A significant increase (decrease) in the market-required return on capital would result in a significant decrease (increase) in a fair value of a financial asset.

Liquidity premium

Liquidity premium is an adjustment to discount rates to reflect uncertainty of cash flows and liquidity of the financial instruments.

When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.

Volatility

Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in the significant increase (decrease) in fair value. The level of volatility generally depends on the tenor of the underlying assets and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other financial instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity) and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes. For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by MUFG is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts.

Term of litigation

Term of litigation is the estimated period until the resolution of a certain litigation matter that relates to an issuer’s restricted shares (“Covered Litigation”) that MUFG purchased, which is referenced in certain swap transactions. These swaps are valued using a discounted cash flow methodology and are dependent upon the final resolution of the Covered Litigation.

The settlement timing of the Covered Litigation is not observable in the market, therefore, the estimated term is classified as a level 3 input. The restricted shares which MUFG purchased will be convertible to listed shares of the issuer at the end of the Covered Litigation. The restricted shares will be diluted depending upon the settlement amount of the Covered Litigation and the dilution of the restricted shares is accomplished through an adjustment to the conversion rate of the restricted shares. In order to hedge the reduction of the conversion rate, MUFG entered into certain swaps with the seller which references the conversion rate. The value generated by these trades is subject to the ultimate term of the issuer’s litigation, subject to a minimum term referenced within the trade contracts.

(Note 3)

Quantitative information about investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

	(in millions of yen)
Category	March 31, 2022	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Sales, Redemptions	Transfers into Paragraphs 24-3 and 24-9	Transfers out of Paragraphs 24-3 and 24-9	March 31, 2023	Change in unrealized gains (losses) included in net income (loss) on Investment trusts still held at March 31, 2023 (*1)
Investment trusts (Available-for-sale securities)	323,042	15,239	12,702	212,223	—	—	563,208	13,397
Paragraph 24-3 (*3)	293,398	14,751	12,393	213,356	—	—	533,900	13,397
Paragraph 24-9	29,644	488	308	(1,133)	—	—	29,308	—

(*1)	Mainly included in Other operating income in the consolidated statements of income.
(*2)	Included in Net unrealized gains (losses) on available-for-sale securities in Other comprehensive income in the consolidated statements of comprehensive income.
(*3)

Investment trusts that were subject to significance cancellation or repurchase restrictions as of March 31, 2023 primarily included ¥ 234,680 million of those which were irrevocable, ¥9,023million of those which were subject to cancellation restrictions for a certain period, ¥ 68,146 million of those which required advance notice or had a specified redemption date and ¥ 222,050 million of those which were subject to caps on redemption amounts.

(Note 4)

The following table sets forth the amounts of equity securities with no market price available and investments in partnerships and others on the consolidated balance sheet. These securities and investments are not included in “Trading assets” or “Securities” in the tables presented under the section captioned “Matters concerning fair value of financial instruments and breakdown by input level”.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2022	March 31, 2023
Equity securities with no quoted market price available (*1) (*3)	¥204,063	¥240,353
Investments in partnerships and others (*2) (*3)	303,408	386,822

(*1)

Equity securities with no market price available include unlisted equity securities, etc. and are not subject to fair value disclosure in accordance with Paragraph 5 of ASBJ Implementation Guidance No. 19 “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ, March 31, 2020.)

(*2)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships. Their fair values are not subject to fair value disclose in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement.

(*3)	An impairment loss of ¥6,626 million and ¥13,277 million was recorded on unlisted equity securities and other investments for the fiscal year ended March 31, 2022 and 2023, respectively.

(Note 5)	Maturity analysis for financial assets and securities with contractual maturities

	(in millions of yen)
	March 31, 2022
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥26,144,878	¥10,537,571	¥5,566,633	¥5,139,393	¥9,023,719	¥14,062,925
Held-to-maturity securities:	7,645	1,108,700	135,238	11,220	2,240,773	1,091,529
Japanese government bonds	—	1,100,320	—	—	647,708	—
Municipal bonds	—	—	82,894	—	92,176	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	—	8,380	49,474	—	2,428	—
Foreign bonds	—	—	—	—	—	234,652
Other	7,645	—	2,869	11,220	1,498,459	856,877
Available-for-sale securities with contractual maturities:	26,137,233	9,428,871	5,431,395	5,128,173	6,782,945	12,971,395
Japanese government bonds	21,026,975	3,632,391	1,286,750	66,745	2,835,431	2,563,559
Municipal bonds	154,954	679,355	1,271,701	939,783	1,100,350	—
Short-term corporate bonds	1,010,637	—	—	—	—	—
Corporate bonds	353,245	779,891	738,792	376,962	187,433	1,428,679
Foreign equity securities	8,664	14,721	9,085	—	—	—
Foreign bonds	2,566,945	3,311,677	1,869,986	3,534,190	2,534,140	8,213,587
Other	1,015,810	1,010,834	255,078	210,491	125,589	765,568
Loans (*1) (*3)	45,848,375	20,641,877	15,015,843	6,945,991	6,205,734	14,709,749

Total	¥71,993,253	¥31,179,449	¥20,582,476	¥12,085,385	¥15,229,454	¥28,772,674

(*1)	The amounts above are stated at the carrying amount.
(*2)	Securities include securitized products included in “Monetary claims bought.”
(*3)

Loans do not include those amounts whose repayment schedules cannot be determined including those due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥1,058,653 million.

	(in millions of yen)
	March 31, 2023
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥25,712,061	¥12,900,676	¥14,558,909	¥4,327,261	¥7,932,893	¥13,170,906
Held-to-maturity securities:	602,851	4,136,211	5,817,632	1,063,460	5,080,066	4,819,857
Japanese government bonds	599,971	3,915,340	5,244,958	890,528	2,863,173	—
Municipal bonds	—	46,951	401,573	132,003	564,297	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	2,880	173,919	171,101	3,825	21,135	20,353
Foreign bonds	—	—	—	—	—	3,913,345
Other	—	—	—	37,103	1,631,460	886,159
Available-for-sale securities with contractual maturities:	25,109,210	8,764,465	8,741,276	3,263,800	2,852,826	8,351,048
Japanese government bonds	20,239,309	1,336,146	527,939	67,411	241,915	1,106,111
Municipal bonds	294,616	782,053	845,511	478,379	359,380	—
Short-term corporate bonds	—	—	—	—	—	—
Corporate bonds	369,558	792,792	666,764	187,713	174,063	1,282,240
Foreign equity securities	6,690	10,203	17,530	—	—	—
Foreign bonds	3,759,532	5,375,839	3,750,738	2,411,119	1,971,997	4,440,771
Other	439,503	467,429	2,932,791	119,176	105,470	1,521,925
Loans (*1) (*3)	44,812,412	21,031,784	17,334,833	7,588,067	6,231,757	11,236,329

Total	¥70,524,473	¥33,932,461	¥31,893,742	¥11,915,328	¥14,164,651	¥24,407,235

(*1)	The amounts above are stated at the carrying amount.
(*2)	Securities include securitized products included in “Monetary claims bought.”
(*3)

Loans do not include those amounts whose repayment schedules cannot be determined including those due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥911,086 million.

(Note 6)	Maturity analysis for “Time deposits,” “Negotiable certificates of deposit” and other interest-bearing liabilities

	(in millions of yen)
	March 31, 2022
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥51,587,555	¥6,321,924	¥1,016,205	¥84,990	¥120,278	¥2,481
Borrowed money (*1) (*2) (*3)	11,652,979	17,539,662	1,699,955	212,179	161,329	497,225
Bonds (*1) (*2)	1,819,762	2,746,177	1,666,353	2,357,959	1,514,243	3,152,850

Total	¥65,060,297	¥26,607,764	¥4,382,515	¥2,655,128	¥1,795,852	¥3,652,558

(*1)	The amounts above are stated at the carrying amount. Interest-bearing liabilities whose outstanding balances are expected to be redeemed within one year are omitted.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
(*3)	There was no outstanding balance of rediscounted bills as of March 31, 2022.

	(in millions of yen)
	March 31, 2023
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥56,837,061	¥6,288,605	¥866,969	¥60,023	¥107,282	¥2,112
Borrowed money (*1) (*2) (*3)	2,721,092	19,554,621	1,482,816	139,290	210,945	747,574
Bonds (*1) (*2)	1,825,996	4,264,092	2,113,572	2,206,309	1,789,349	3,509,398

Total	¥61,384,150	¥30,107,319	¥4,463,358	¥2,405,623	¥2,107,577	¥4,259,085

(*1)	The amounts above are stated at the carrying amount. Interest-bearing liabilities whose outstanding balances are expected to be redeemed within one year are omitted.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
(*3)	There was no outstanding balance of rediscounted bills as of March 31, 2023.

9.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets,” negotiable certificates of deposit in “Cash and due from banks,” securitized products in ”Monetary claims bought” and others.

I.	Trading securities

	(in millions of yen)
	For the fiscal year ended March 31,
	2022	2023
Net unrealized gains (losses) recorded on the consolidated statement of income	¥(45,542)	¥(56,384)

II.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2022
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,110,840	¥1,124,535	¥13,695
Government bonds	1,100,320	1,114,010	13,689
Municipal bonds	6,920	6,924	4
Short-term corporate bonds	—	—	—
Corporate bonds	3,600	3,601	1
Other securities	2,101,752	2,117,193	15,441
Foreign bonds	48,814	48,864	49
Other	2,052,937	2,068,329	15,392

Subtotal	¥3,212,592	¥3,241,729	¥29,136

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥872,543	¥867,794	¥(4,748)
Government bonds	647,708	644,187	(3,521)
Municipal bonds	168,151	167,035	(1,115)
Short-term corporate bonds	—	—	—
Corporate bonds	56,683	56,572	(111)
Other securities	509,972	499,821	(10,151)
Foreign bonds	185,837	177,059	(8,777)
Other	324,135	322,762	(1,373)

Subtotal	¥1,382,516	¥1,367,616	¥(14,899)

Total	¥4,595,108	¥4,609,345	¥14,236

	(in millions of yen)
	March 31, 2023
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥10,376,390	¥10,412,002	¥35,612
Government bonds	9,759,930	9,792,060	32,129
Municipal bonds	371,872	374,345	2,473
Short-term corporate bonds	—	—	—
Corporate bonds	244,587	245,596	1,009
Other securities	1,372,943	1,386,568	13,625
Foreign bonds	1,359,270	1,372,876	13,606
Other	13,672	13,691	18

Subtotal	¥11,749,333	¥11,798,571	¥49,237

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥4,675,622	¥4,648,022	¥(27,599)
Government bonds	3,754,041	3,734,689	(19,351)
Municipal bonds	772,953	765,145	(7,808)
Short-term corporate bonds	—	—	—
Corporate bonds	148,627	148,186	(440)
Other securities	5,095,124	4,939,561	(155,563)
Foreign bonds	2,554,074	2,448,320	(105,754)
Other	2,541,050	2,491,241	(49,809)

Subtotal	¥9,770,747	¥9,587,583	¥(183,163)

Total	¥21,520,080	¥21,386,154	¥(133,925)

III.	Available-for-sale securities

	(in millions of yen)
	March 31, 2022
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥4,436,937	¥1,476,861	¥2,960,076
Domestic bonds	13,352,843	13,265,497	87,345
Government bonds	9,375,338	9,311,074	64,264
Municipal bonds	1,611,243	1,604,572	6,671
Short-term corporate bonds	643,594	643,545	48
Corporate bonds	1,722,666	1,706,305	16,361
Other securities	10,594,205	10,023,745	570,460
Foreign equity securities	123,410	73,774	49,635
Foreign bonds	5,726,303	5,649,626	76,676
Other	4,744,492	4,300,343	444,148

Subtotal	¥28,383,986	¥24,766,103	¥3,617,882

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥176,766	¥222,742	¥(45,975)
Domestic bonds	27,080,798	27,229,955	(149,157)
Government bonds	22,036,515	22,156,181	(119,666)
Municipal bonds	2,534,901	2,549,889	(14,987)
Short-term corporate bonds	367,043	367,061	(18)
Corporate bonds	2,142,338	2,156,823	(14,485)
Other securities	19,268,126	20,298,991	(1,030,865)
Foreign equity securities	95,189	117,033	(21,844)
Foreign bonds	16,304,223	17,233,766	(929,542)
Other	2,868,713	2,948,191	(79,478)

Subtotal	¥46,525,692	¥47,751,690	¥(1,225,998)

Total	¥74,909,679	¥72,517,794	¥2,391,884

(Note)	The total difference amount shown in the table above includes ¥174,462 million revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	March 31, 2023
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥4,163,474	¥1,418,238	¥2,745,235
Domestic bonds	17,607,265	17,585,008	22,256
Government bonds	15,329,062	15,319,949	9,112
Municipal bonds	963,233	961,170	2,062
Short-term corporate bonds	—	—	—
Corporate bonds	1,314,969	1,303,888	11,081
Other securities	10,331,365	10,042,218	289,146
Foreign equity securities	84,666	61,576	23,090
Foreign bonds	7,246,857	7,185,651	61,205
Other	2,999,841	2,794,990	204,850

Subtotal	¥32,102,105	¥29,045,466	¥3,056,638

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥108,448	¥132,955	¥(24,506)
Domestic bonds	12,144,639	12,286,917	(142,277)
Government bonds	8,189,769	8,285,247	(95,477)
Municipal bonds	1,796,707	1,812,579	(15,871)
Short-term corporate bonds	—	—	—
Corporate bonds	2,158,162	2,189,090	(30,928)
Other securities	20,765,881	22,235,570	(1,469,688)
Foreign equity securities	323,710	412,405	(88,695)
Foreign bonds	14,463,304	15,640,718	(1,177,413)
Other	5,978,866	6,182,446	(203,579)

Subtotal	¥33,018,970	¥34,655,443	¥(1,636,472)

Total	¥65,121,075	¥63,700,909	¥1,420,165

(Note)	The total difference amount shown in the table above includes ¥127,758 million revaluation gains on securities by application of the fair value hedge accounting method.

IV.	Available-for-sale securities sold

	(in millions of yen)
	For the fiscal year ended March 31, 2022
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥489,551	¥321,447	¥6,060
Domestic bonds	45,854,800	73,400	35,737
Government bonds	45,669,186	73,333	35,696
Municipal bonds	26,079	18	12
Short-term corporate bonds	108,000	0	6
Corporate bonds	51,533	48	22
Other securities	14,680,753	122,323	254,583
Foreign equity securities	9,623	6,891	201
Foreign bonds	13,178,203	62,873	237,808
Other	1,492,926	52,559	16,573

Total	¥61,025,105	¥517,172	¥296,381

	(in millions of yen)
	For the fiscal year ended March 31, 2023
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥447,590	¥293,564	¥6,306
Domestic bonds	44,052,416	64,502	159,779
Government bonds	42,648,819	63,655	140,466
Municipal bonds	1,201,255	777	18,320
Short-term corporate bonds	—	—	—
Corporate bonds	202,341	69	992
Other securities	14,156,179	77,456	839,738
Foreign equity securities	17,726	3,912	391
Foreign bonds	12,722,270	31,615	812,730
Other	1,416,183	41,929	26,616

Total	¥58,656,187	¥435,524	¥1,005,824

V.	Securities reclassified due to change of purpose in holding such securities

As of March 31, 2022

Foreign bonds of ¥794,010 million which had been previously classified as “Debt securities being held to maturity” were reclassified as “Available-for-sale securities” as of March 31, 2022. This reclassification was made in accordance with ASC Topic 320, “Investments — Debt Securities”, in connection with the execution of the Share Purchase Agreement to sell all of the shares in MUFG Union Bank, which was not anticipated at the time of acquisition of these foreign bonds.

The impact of this reclassification on the consolidated financial statements as of and for the fiscal year ended March 31, 2022 is not significant.

As of March 31, 2023

None.

VI.	Securities with impairment losses

Securities other than those held for trading purposes and investment in affiliates (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2022 were ¥4,643 million consisting of ¥4,581 million on equity securities and ¥61 million on bonds and other securities.

Impairment losses on such securities for the fiscal year ended March 31, 2023 were ¥2,825 million consisting of ¥2,370 million on equity securities and ¥455 million on bonds and other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from acquisition cost.

Normal issuers:

The fair value has declined 50% or more from acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are categorized in the four categories mentioned above.

10.	Money Held in Trust

I.	Money held in trust for trading purposes

	(in millions of yen)
	March 31, 2022
	Amount on the consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purposes	¥64,282	¥ (1,641)

	(in millions of yen)
	March 31, 2023
	Amount on the consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purposes	¥60,892	¥ 3,039

II.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2022
	(a) Amount on the consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,078	¥42,234	¥156	¥156	¥—

	(in millions of yen)
	March 31, 2023
	(a) Amount on the consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,057	¥42,203	¥145	¥145	¥—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of “Difference (b) - (a)”.

III.	Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2022
	(a) Amount on the consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥1,226,132	¥1,231,695	¥(5,563)	¥159	¥5,723

	(in millions of yen)
	March 31, 2023
	(a) Amount on the consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥1,184,070	¥1,194,684	¥(10,614)	¥152	¥10,767

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of “Difference (a) - (b)”.

11.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities recorded on the consolidated balance sheet as of the dates indicated consisted of the following:

As of March 31, 2022

(in millions of yen)
Net unrealized gains (losses)	¥2,232,625
Available-for-sale securities	2,238,189
Money held in trust not for trading purpose or being held to maturity	(5,563)
Deferred tax liabilities	(616,645)

Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	1,615,980

Non-controlling interests	(9,416)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	8,496

Total	¥1,615,060

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥174,462 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥17,605 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥3,161 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

As of March 31, 2023

(in millions of yen)
Net unrealized gains (losses)	¥1,292,586
Available-for-sale securities	1,303,200
Money held in trust not for trading purpose or being held to maturity	(10,614)
Deferred tax liabilities	(353,658)

Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	938,927

Non-controlling interests	(8,248)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(129,723)

Total	¥800,955

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥127,758 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥5,945 million of unrealized gains on available-for-sale securities in investment limited partnerships and ¥4,847 million of unrealized gains as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

12.	Derivatives

I.	Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts and the fair values and related valuation gains (losses) as of the end of the specified fiscal year by transaction type were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Interest rate futures	Sold	¥5,562,614	¥1,694,534	¥3,464	¥3,464
	Bought	3,426,482	3,003,428	(1,892)	(1,892)
Interest rate options	Sold	564,022	112,378	(615)	(70)
	Bought	3,121,133	1,989,227	5,652	1,980

Over-the-counter (“OTC”) transactions:

Forward rate agreements	Sold	8,633,085	1,098,308	(46)	(46)
	Bought	9,999,817	1,088,401	(57)	(57)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	503,253,639	370,308,254	1,914,186	1,914,186
	Receivable floating rate/ Payable fixed rate	511,898,837	372,631,979	(1,889,000)	(1,889,000)
	Receivable floating rate/ Payable floating rate	230,559,181	77,234,911	33,463	33,463
	Receivable fixed rate/ Payable fixed rate	1,232,992	1,098,048	12,187	12,187
Interest rate swaptions	Sold	25,350,726	18,244,366	(136,791)	983
	Bought	20,626,441	15,045,619	70,143	10,452
Other	Sold	4,639,595	4,057,594	(50,206)	(16,275)
	Bought	5,039,357	4,119,573	46,675	3,917

Total		—	—	¥7,163	¥73,292

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2023
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Interest rate futures	Sold	¥3,212,393	¥1,023,741	¥(2,630)	¥(2,630)
	Bought	6,947,059	3,941,952	9,547	9,547
Interest rate options	Sold	1,242,739	164,656	(1,665)	522
	Bought	2,839,283	217,661	4,976	(525)

OTC transactions:

Forward rate agreements	Sold	4,890,444	127,798	(178)	(178)
	Bought	4,679,399	141,997	247	247
Interest rate swaps	Receivable fixed rate/ Payable floating rate	670,597,702	498,363,469	(1,542,358)	(1,542,358)
	Receivable floating rate/ Payable fixed rate	677,389,391	496,675,884	1,133,783	1,133,783
	Receivable floating rate/ Payable floating rate	92,175,425	67,731,962	30,390	30,390
	Receivable fixed rate/ Payable fixed rate	1,341,839	1,144,120	14,217	14,217
Interest rate swaptions	Sold	28,156,998	18,344,562	(573,133)	(446,244)
	Bought	23,325,825	15,824,115	430,994	376,357
Other	Sold	6,182,525	4,019,200	(107,195)	(57,719)
	Bought	5,158,134	4,063,502	69,566	20,521

Total		—	—	¥(533,439)	¥(464,069)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(2)	Currency-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥46,750	¥2,158	¥578	¥578
	Bought	283,916	55,008	(2,048)	(2,048)

OTC transactions:
Currency swaps		63,070,732	48,165,664	168,927	168,927
Forward contracts on foreign exchange		157,443,042	9,767,039	93,453	93,453
Currency options	Sold	7,769,345	2,486,845	(127,424)	(39,869)
	Bought	7,070,060	2,298,452	82,133	4,707

Total		—	—	¥215,620	¥225,748

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2023
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥80,331	¥—	¥181	¥181
	Bought	477,916	63,107	2,047	2,047

OTC transactions:
Currency swaps		71,642,892	54,326,533	223,796	223,796
Forward contracts on foreign exchange		203,252,064	11,544,013	(26,371)	(26,371)
Currency options	Sold	9,999,109	3,171,417	(97,602)	10,372
	Bought	9,744,806	3,071,078	129,718	(18,556)

Total		—	—	¥231,771	¥191,471

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(3)	Equity-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Stock index futures	Sold	¥896,559	¥4,406	¥(34,100)	¥(34,100)
	Bought	370,048	7,189	10,308	10,308
Stock index options	Sold	1,143,562	430,080	(88,755)	5,929
	Bought	707,402	205,692	52,630	12,976

OTC transactions:

OTC securities option transactions	Sold	317,525	135,266	(26,881)	(11,305)
	Bought	635,470	574,374	44,900	42,855
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	583,079	79,171	2,418	2,418
	Receivable interest rate/ Payable index volatility	931,348	267,559	2,232	2,232
Forward transactions in OTC securities indexes	Sold	—	—	—	—
	Bought	51,201	—	(2,200)	(2,200)

Total		—	—	¥(39,447)	¥29,115

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2023
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Stock index futures	Sold	¥570,055	¥9,429	¥(2,325)	¥(2,325)
	Bought	377,946	4,946	1,485	1,485
Stock index options	Sold	871,243	345,095	(66,185)	5,996
	Bought	410,704	121,491	26,682	3,034

OTC transactions:

OTC securities option transactions	Sold	325,392	121,690	(19,147)	(2,728)
	Bought	757,371	683,303	30,260	29,357
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	779,211	61,800	6,681	6,681
	Receivable interest rate/ Payable index volatility	847,067	238,812	12,893	12,893
Forward transactions in OTC securities indexes	Sold	150	—	15	15
	Bought	59,035	—	(2,180)	(2,180)

Total		—	—	¥(11,818)	¥52,231

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(4)	Bond-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Bond futures	Sold	¥1,019,677	¥—	¥13,573	¥13,573
	Bought	1,035,372	—	(5,773)	(5,773)
Bond futures options	Sold	20,448	—	(119)	379
	Bought	948,334	—	2,431	(5,679)

OTC transactions:

Bond OTC options	Sold	199,097	—	(837)	56
	Bought	199,097	—	1,015	109
Bond forward contracts	Sold	608,392	—	(211)	(211)
	Bought	536,146	—	796	796
Bond OTC swaps	Receivable fixed rate / Payable variable rate	92,400	92,400	24,671	24,671
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	292,854	292,854	26,764	26,764
	Receivable fixed rate/ Payable fixed rate	102,300	102,300	24,070	24,070
Total return swaps	Sold	—	—	—	—
	Bought	297,204	211,341	287	287

Total		—	—	¥86,671	¥79,047

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2023
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Bond futures	Sold	¥303,891	¥—	¥(668)	¥(668)
	Bought	555,926	—	(767)	(767)
Bond futures options	Sold	155,276	—	(92)	434
	Bought	152,495	—	454	(45)

OTC transactions:

Bond OTC options	Sold	1,442,951	—	(2,827)	(529)
	Bought	1,442,951	—	2,838	236
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	131,100	131,100	25,709	25,709
	Receivable variable rate/ Payable fixed rate	3,156	3,156	(404)	(404)
	Receivable variable rate/ Payable variable rate	233,518	233,518	37,347	37,347
	Receivable fixed rate/ Payable fixed rate	372,300	372,300	53,678	53,678
Total return swaps	Sold	—	—	—	—
	Bought	301,535	218,974	(3,581)	(3,581)

Total		—	—	¥111,685	¥111,408

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(5)	Commodity-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Commodity swaps	Receivable index volatility/ Payable interest rate	¥62,234	¥62,234	¥(21,984)	¥(21,984)
	Receivable interest rate/ Payable index volatility	62,234	62,234	21,983	21,983

Commodity options	Sold	142	99	(50)	(47)
	Bought	43	—	5	2

Total		—	—	¥(45)	¥(44)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to oil and other commodities.

		(in millions of yen)
		March 31, 2023
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Commodity swaps	Receivable index volatility/ Payable interest rate	¥72,188	¥72,188	¥(9,777)	¥(9,777)
	Receivable interest rate/ Payable index volatility	72,188	72,188	9,907	9,907

Commodity options	Sold	100	100	(39)	(39)
	Bought	—	—	—	—

Total		—	—	¥90	¥90

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to natural gas and other commodities.

(6)	Credit-related derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Credit default options	Sold	¥4,462,132	¥3,790,108	¥73,011	¥73,011
	Bought	5,240,650	4,577,637	(69,537)	(69,537)

Total		—	—	¥3,473	¥3,473

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		March 31, 2023
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Credit default options	Sold	¥5,194,703	¥4,376,844	¥28,424	¥28,424
	Bought	6,187,626	5,291,269	(26,458)	(26,458)

Total		—	—	¥1,965	¥1,965

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

(7)	Other derivatives

		(in millions of yen)
		March 31, 2022
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Earthquake derivatives	Sold	¥18,000	¥—	¥(403)	¥1,241
	Bought	18,000	—	399	(777)
Other	Sold	—	—	—	—
	Bought	5,779	2,141	—	—

Total		—	—	¥(3)	¥463

(Note)
The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
		(in millions of yen)
		March 31, 2023
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Earthquake derivatives	Sold	¥7,000	¥7,000	¥(1)	¥332
	Bought	7,354	7,000	357	(236)
Other	Sold	5,129	5,129	(62)	(62)
	Bought	7,466	7,466	70	70

Total		—	—	¥364	¥104

(Note)
The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

II.	Derivatives to which hedge accounting is applied

With respect to derivatives to which hedge accounting is applied, their contract amounts or notional principal amounts and the fair values as of the end of the specified fiscal year by transaction type and hedge accounting method were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

			(in millions of yen)
			March 31, 2022
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, deposits and other transactions	¥17,727,061	¥15,940,954	¥(181,636)
	Receivable floating rate/ Payable fixed rate		9,495,687	8,973,596	18,143
	Receivable floating rate/ Payable floating rate		260,000	—	(133)

Fair value hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Available-for-sale securities (debt securities)	114,677	114,677	129
	Receivable floating rate/ Payable fixed rate		32,109	24,655	(49)

Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	30,000	30,000	Notes 2
	Receivable floating rate/ Payable fixed rate		7,360	6,360

Total			—	—	¥(163,547)

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”

2.

The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, borrowings, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

			(in millions of yen)
			March 31, 2023
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, deposits and other transactions	¥32,509,004	¥31,159,301	¥(379,282)
	Receivable floating rate/ Payable fixed rate		15,016,679	10,739,956	(47,373)

Fair value hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Available-for-sale securities (debt securities)	177,369	177,369	(1,026)
	Receivable floating rate/ Payable fixed rate		90,785	90,785	130

Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, bonds and other transactions	30,000	30,000	Notes 2
	Receivable floating rate/ Payable fixed rate		4,201	4,201

Total			—	—	¥(427,551)

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Committee Practical Guidelines No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”

2.

The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

(2)	Currency-related derivatives

			(in millions of yen)
			March 31, 2022
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥11,618,235	¥4,194,158	¥(292,911)

	Foreign currency forward contracts	Securities denominated in foreign currencies, equity in investments in foreign subsidiaries	26,431	—	359

Allocation method	Currency swaps	Loans, borrowings and others denominated in foreign currencies	2,303	—	Notes 2

Total			—	—	¥(292,552)

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”

2.

The fair values of currency swaps accounted for in accordance with the allocation method of hedge accounting treatment are measured together with the loans, borrowings and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

			(in millions of yen)
			March 31, 2023
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥14,121,349	¥5,182,029	¥(124,896)
	Foreign currency forward contracts	Equity in investments in foreign subsidiaries	13,926	—	(268)

Total			—	—	¥(125,165)

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Committee Practical Guidelines No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”

(3)	Equity-related derivatives

			(in millions of yen)
			March 31, 2022
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	¥497,123	¥497,123	¥(26,977)

	Equity forward transactions	Available-for-sale securities (equity securities)	1,945	194	1,220

Total			—	—	¥(25,757)

			(in millions of yen)
			March 31, 2023
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	¥370,656	¥370,656	¥(18,135)

	Equity forward transactions	Available-for-sale securities (equity securities)	753	558	39

Total			—	—	¥(18,096)

(4)	Bond-related derivatives

As of March 31, 2022, the balance of bond-related derivatives subject to hedge accounting was nil.

As of March 31, 2023, the balance of bond-related derivatives subject to hedge accounting was nil.

13.	Liability for Retirement Benefits

I.	Outline of retirement benefit plans

Domestic consolidated subsidiaries have retirement benefit plans with defined benefits, such as defined benefit corporate pension plans and lump-sum severance payment plans, and defined contribution pension plans. In certain cases of severance of employees, additional severance benefits may be paid which are not included in retirement benefit obligations calculated actuarially pursuant to the applicable accounting standard for retirement benefits.

Certain overseas branches of domestic consolidated subsidiaries and certain overseas consolidated subsidiaries also have retirement benefit plans with defined benefits and defined contributions.

II.	Defined benefit plans

(1)	The changes in defined benefit obligation for the fiscal years ended March 31, 2022 and 2023 were as follows:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Balance at beginning of year	¥2,458,711	¥2,448,776
of which foreign exchange translation adjustments	(60,230)	(83,433)
Service cost	62,090	60,149
Interest cost	24,540	35,683
Actuarial gains (losses)	(59,890)	(219,116)
Benefits paid	(120,124)	(127,845)
Past service cost	(635)	(1,244)
Decrease due to pension buyout transaction	—	(322,516)
Others	649	(102,680)
Balance at end of year	¥2,365,342	¥1,771,205

(Note)	Some overseas branches of the domestic consolidated subsidiaries and some consolidated subsidiaries have adopted the simplified method in calculating their projected benefit obligation.

(2)	The changes in plan assets for the fiscal years ended March 31, 2022 and 2023 were as follows:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Balance at beginning of year	¥3,587,262	¥3,753,964
of which foreign exchange translation adjustments	(67,118)	(100,370)
Expected return on plan assets	120,479	131,898
Actuarial gains (losses)	14,320	(342,665)
Contributions from the employer	25,913	28,451
Benefits paid	(94,972)	(103,262)
Decrease due to pension buyout transaction	—	(322,516)
Others	590	(135,675)

Balance at end of year	¥3,653,594	¥3,010,195

(3)

A reconciliation between liability for retirement benefits and asset for retirement benefits recorded in the consolidated balance sheet and the balances of defined benefit obligation and plan assets was as follows:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Funded defined benefit obligation	¥2,282,135	¥1,686,716
Plan assets	(3,653,594)	(3,010,195)

	(1,371,458)	(1,323,478)
Unfunded defined benefit obligation	83,206	84,488

Net liability (asset) arising from defined benefit obligation	¥(1,288,252)	¥(1,238,989)

	(in millions of yen)
	March 31, 2022	March 31, 2023
Liability for retirement benefits	¥86,355	¥86,445
Asset for retirement benefits	(1,374,607)	(1,325,434)

Net liability (asset) arising from defined benefit obligation	¥(1,288,252)	¥(1,238,989)

(4) The components of net periodic retirement benefit costs for the fiscal years ended March 31, 2022 and 2023 were as follows:
	(in millions of yen)
	March 31, 2022	March 31, 2023
Service cost	¥62,090	¥60,149
Interest cost	24,540	35,683
Expected return on plan assets	(120,479)	(131,898)
Amortization of past service cost	(2,722)	(2,924)
Recognized actuarial losses	(20,864)	(44,688)
Losses on pension buyout	—	78,111
Others (additional temporary severance benefits, etc.)	16,006	15,728

Net periodic retirement benefit costs	¥(41,429)	¥10,161

(Note)  Retirement benefit costs of some overseas branches of domestic consolidated subsidiaries and some consolidated subsidiaries which have adopted the simplified method are included in “Service cost.”

(5) Amounts recognized in other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2022 and 2023 were as follows:
	(in millions of yen)
	March 31, 2022	March 31, 2023
Past service cost	¥(1,139)	¥(3,774)
Actuarial gains (losses)	43,445	(77,460)

Total	¥42,305	¥(81,234)

(6) Amounts recognized in accumulated other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2022 and 2023 were as follows:
	(in millions of yen)
	March 31, 2022	March 31, 2023
Unrecognized past service cost	¥2,850	¥(924)
Unrecognized actuarial gains (losses)	274,011	196,550

Total	¥276,861	¥195,626

(7)	Plan assets

(a)	Components of plan assets

Plan assets consisted of the following:

	2022	2023
Domestic equity investments	27.91%	32.40%
Domestic debt investments	15.01	14.06
Foreign equity investments	21.29	13.94
Foreign debt investments	20.50	21.63
General accounts of life insurance	6.17	7.13
Others	9.12	10.84

Total	100.00	100.00

(Note)	Total plan assets include retirement benefit trusts, which were set up for corporate pension plans, accounting for 25.17% and 29.46% as of March 31, 2022 and 2023, respectively.

(b)	Method of determining the expected rate of return on plan assets

The expected rate of return on plan assets is determined considering the allocation of the plan assets which are expected currently and in the future and the long-term rates of return which are expected currently and in the future on the various components of the plan assets.

(8)	Actuarial assumptions used for the fiscal years ended March 31, 2022 and 2023 were as follows:

	2022	2023
Discount rate:
Domestic	0.07%-0.93%	0.06%-1.44%
Overseas	0.52%-9.04%	1.44%-10.63%
Expected salary increase rate:
Domestic	2.63%-7.50%	2.63%-7.50%
Overseas	1.50%-10.50%	2.25%-13.00%
Expected rate of return on plan assets:
Domestic	1.50%-3.80%	1.50%-3.70%
Overseas	0.90%-9.04%	1.50%-10.63%

14.	Stock Options

I.	Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the fiscal year ended March 31,
	2022	2023
General and administrative expenses	¥12,361	¥8,106

15.	Income Taxes

I.	The tax effects of significant temporary differences which resulted in “Deferred tax assets and liabilities” as of March 31, 2022 and 2023 were as follows:

	(in millions of yen)
	2022	2023
Deferred tax assets:
Excess over deductible limits on provision for allowance for credit losses and write-offs of loans	¥391,764	¥362,524
Revaluation losses on securities	80,409	69,338
Unrealized losses on available-for-sale securities	42,930	176,066
Liability for retirement benefits	16,647	39,657
Reserve for contingent losses	68,793	48,549
Depreciation and impairment losses	113,765	112,431
Tax loss carryforwards	112,273	104,423
Deferred losses on derivatives under hedge accounting	56,646	214,077
Other	491,544	555,829

Subtotal	1,374,775	1,682,897
Less valuation allowance	(281,864)	(270,928)

Total	¥1,092,910	¥1,411,968

Deferred tax liabilities:
Unrealized gains on available-for-sale securities	¥(634,666)	¥(507,833)
Revaluation gains on securities at merger	(53,111)	(50,213)
Unrealized gains on lease transactions	(48,286)	(13,655)
Gains on establishment of retirement benefit trusts	(47,158)	(47,090)
Retained earnings of subsidiaries and affiliates	(231,639)	(261,063)
Accrued dividend income	(6,521)	(6,581)
Other	(350,054)	(361,161)

Total	¥(1,371,439)	¥(1,247,599)

Net deferred tax assets (liabilities)	¥(278,528)	¥164,369

II.

The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal year ended March 31, 2022 and 2023 was as follows:

	2022	2023
Normal effective statutory tax rate	30.62%	30.62%
Elimination of dividends received from subsidiaries and affiliates	14.87	14.91
Permanent non-taxable differences (e.g., non-taxable dividend income)	(14.18)	(16.70)
Change in valuation allowances	(3.91)	(0.77)
Equity in gains of the equity method investees	(9.08)	(8.31)
Tax rate difference of overseas subsidiaries	(2.40)	(1.23)
Retained earnings of subsidiaries and affiliates	1.13	0.85
Expiration of tax loss carryforwards	0.33	0.02
Amortization of goodwill	0.34	0.35
Taxation on gains on sales of shares of subsidiaries	—	3.26
Other	1.30	0.54

Actual effective tax rate	19.02%	23.54%

III.	Accounting treatment of corporate tax and local corporation tax, and tax-effect accounting relating to corporate tax and local corporate tax

MUFG and some of its domestic consolidated subsidiaries, upon adoption of the Group Tax Sharing System, have applied accounting treatment of corporate tax and local corporation tax, and tax-effect accounting relating to corporate tax and local corporate tax, in accordance with ASBJ Practical Issues Task Force Report No. 42, “Practical Solution on the Accounting and Disclosure under the Group Tax Sharing System” (ASBJ PITF No. 42, August 12, 2021).

16.	Business Combinations

(Sale of MUFG Union Bank, N.A. and Transfer of Certain Businesses of MUFG Union Bank, N.A.)

On December 1, 2022, MUAH, a subsidiary of MUFG whose financial statements as of the end of and for the fiscal year ended December 31, 2022 have been consolidated with MUFG’s financial statements, completed the sale of all of the shares in MUB held by MUAH to USB (hereinafter referred to as the “Share Transfer”).

The MUB businesses that were transferred to USB through the Share Transfer excluded the GCIB (Global Corporate & Investment Banking) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that are retained by MUB), the Global Markets business to the extent related to the GCIB business, which consisted of transactions with clients and investors, and certain assets and liabilities, etc. that were part of shared middle and back office functions, etc. Such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers) were transferred to the Bank and MUAH prior to the Share Transfer for consideration paid in the form of cash.

I.	Business divestiture

(1)	Outline of the business divestiture

(A)	Name of the acquiring entity

U.S. Bancorp

(B)	Description of the divested businesses

Retail and Commercial Banking businesses of MUB

(C)	Main objectives of the business divestiture

MUFG has viewed the U.S. regional banking business as an important business for the group’s strategy. At the same time, given MUB’s current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen MUB’s competitiveness.

Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, would be the most appropriate decision that was expected to lead to providing higher quality financial services to customers and communities and unlock MUB’s potential franchise value. From the perspective of MUFG’s optimization of management resources under the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the United States would help maximize shareholder value through an increase in capital efficiency.

(D)	Date of the business divestiture

December 1, 2022

(E)	Legal form of the business divestiture

Transfer of shares for consideration paid in the form of cash and shares

(2)	Overview of the accounting treatment applied

(A)	Amount of gains or losses on the Share Transfer

Gains on sales of shares of subsidiaries: ¥699,509 million

(B)	Amounts of assets and liabilities related to the divested businesses

Assets: ¥13,639,869 million (including loans of ¥7,572,598 million and securities of ¥3,123,184 million)

Liabilities: ¥12,981,874 million (including deposits of ¥11,801,118 million)

The above amounts of assets and liabilities related to the divested businesses are provisional since the price adjustments have not been completed.

(C)	Accounting treatment

The difference between the sale price and the consolidated book value of the transferred shares is recorded in extraordinary gains as gains on sales of shares of subsidiaries.

(3)	Name of the reporting segment in which the divested businesses were mainly included

Global Commercial Banking Business Group

(4)	Approximate amount of income or loss related to the divested businesses recorded in the consolidated statement of income for the fiscal year ended March 31, 2023

Ordinary income: ¥422,914 million

Ordinary loss: ¥849,624 million

(5)	Overview of continued involvement related to the business divestiture

MUFG received shares of USB as part of the consideration for the Share Transfer.

In addition, the Bank and USB have entered into a Transitional Service Agreement and a Reverse Transitional Service Agreement with an aim for both the Bank and MUB to be able to smoothly continue to provide high quality financial services even after the Share Transfer. The Bank provides and receives certain services based on such agreements.

In addition, as of the end of the reporting period (ended March 31, 2023), the corporate credit card business for GCIB business customers and certain Japanese customers was expected to be transferred from MUB to the Bank, subject to contractual conditions precedent. Such transfer was completed subsequent to the reporting period.

(Translation)	Mitsubishi UFJ Financial Group, Inc.

II.	Transaction under common control

(1)	Overview and objectives of the business transfer

The GCIB business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that are retained by MUB), the Global Markets business to the extent related to the GCIB business, which consisted of transactions with clients and investors, and certain assets and liabilities, etc. that were part of shared middle and back office functions, etc., were transferred to the Bank and MUAH prior to the Share Transfer by the end of November 2022.

The MUFG group continues to view the U.S. market as a strategically important market after the Share Transfer and, through this transaction, aims to optimize management resources with a strategic focus on corporate transactions where the MUFG group believes it can leverage its strengths.

(2)	Overview of the accounting treatment applied

The transaction is treated as a transaction under common control under ASBJ Statement No. 21, “Accounting Standard for Business Combinations” (ASBJ, January 16, 2019), and ASBJ Guidance No. 10, “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ, January 16, 2019).

(3)	Amounts of assets and liabilities transferred to the Bank in connection with the business transfer

Assets: ¥3,310,900 million (including loans of ¥2,741,641 million)

Liabilities: ¥503,791 million (including acceptances and guarantees of ¥337,944 million)

The above amounts are provisional since the price adjustments have not been completed.

17.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

	(in millions of yen)
	For the fiscal year ended March 31,
	2022	2023
Fees and commissions	¥1,729,100	1,883,428

Fees and commissions on remittances and transfers	167,670	162,312

Fees and commissions on deposits	58,005	62,810

Fees and commissions on loans (*1)	280,310	374,474

Fees and commissions on trust-related services	119,205	123,273

Fees and commissions on security-related services	196,015	136,204

Fees and commissions on credit card business (*1)	281,095	304,634

Fees and commissions on administration and management services for investment funds and investment advisory services	251,989	240,542

Guarantee fees (*2)	108,828	121,513

Other fees and commissions (*1)	265,979	357,661

Trust fees	¥144,147	140,637

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
3.

Fees and commissions on remittances and transfers were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Digital Service Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Digital Service Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group.

4.

For details of the performance obligations and the timing of revenue recognition for each revenue category, refer to “(15)Revenue Recognition” under “IV. Accounting policies” under “1.Significant Accounting Policies Applied to the Consolidated Financial Statements.”

18.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Digital Service Business Group, Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Digital Service Business Group:	Providing financial services mainly in non-face-to-face transactions to individual and corporate customers, and promoting MUFG-wide digital transformation

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(2)	Methods of calculation of net revenue, operating profit (loss), and fixed assets for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “1. Significant Accounting Policies Applied to the Consolidated Financial Statements”. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenues and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

Fixed assets for each reporting segment disclosed below represent the tangible fixed assets and intangible fixed assets related to the Bank and Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”) as allocated to each reporting segment.

(a)	Changes in the method of calculation of operating profit (loss) of each reporting segment

In the fiscal year ended March 31, 2023, MUFG changed the method of allocation of net revenue and operating expenses among reporting segments and accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the fiscal year ended March 31, 2022, has been restated based on the new calculation method.

(3)	Information on net revenue, operating profit (loss), and fixed assets for each reporting segment

For the fiscal year ended March 31, 2022

	(in millions of yen)
	For the fiscal year ended March 31, 2022
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥741,595	¥584,622	¥623,157	¥771,702	¥348,865	¥540,090	¥3,610,032	¥427,041	¥11,302	¥4,048,377

BK and TB combined	257,244	390,333	496,829	1,931	106,289	362,176	1,614,804	203,437	53,087	1,871,329

Net interest income	219,283	166,798	231,636	1,931	9,314	172,179	801,143	231,464	120,017	1,152,625

Net non-interest income	37,960	223,534	265,193	—	96,974	189,997	813,660	(28,026)	(66,929)	718,703

Other than BK and TB combined	484,350	194,289	126,328	769,770	242,575	177,913	1,995,228	223,604	(41,784)	2,177,048

Operating expenses	558,882	490,933	320,895	528,037	241,379	295,272	2,435,400	253,040	127,528	2,815,970

Operating profit (loss)	¥182,712	¥93,688	¥302,262	¥243,664	¥107,485	¥244,817	¥1,174,632	¥174,001	¥(116,225)	¥1,232,407

Fixed assets at period end	140,620	191,676	155,786	1,031	13,285	133,019	635,419	108,360	550,318	1,294,098

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.

“Fixed assets at period end” for each reporting segment in the above table represent those related to the Bank and the Trust Bank. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,286,139 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to reporting segments on a reasonable basis.

For the fiscal year ended March 31, 2023

	(in millions of yen)
	For the fiscal year ended March 31, 2023
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥747,572	¥614,056	¥805,684	¥870,584	¥360,754	¥712,863	¥4,111,515	¥408,897	¥(4,657)	¥4,515,756

BK and TB combined	251,362	429,569	647,449	35,077	105,409	531,924	2,000,792	130,593	19,221	2,150,607

Net interest income	215,393	196,467	355,038	35,719	9,369	260,275	1,072,263	710,372	72,009	1,854,646

Net non-interest income	35,968	233,101	292,410	(641)	96,040	271,649	928,529	(579,779)	(52,788)	295,960

Other than BK and TB combined	496,210	184,487	158,235	835,506	255,344	180,939	2,110,723	278,304	(23,878)	2,365,148

Operating expenses	533,131	456,776	331,063	580,318	255,623	336,876	2,493,790	271,779	172,603	2,938,173

Operating profit (loss)	¥214,440	¥157,280	¥474,621	¥290,265	¥105,130	¥375,987	¥1,617,725	¥137,118	¥(177,261)	¥1,577,583

Fixed assets at period end	156,944	201,909	161,198	1,135	18,822	171,172	711,182	110,630	546,288	1,368,101

Increase in fixed assets	37,017	41,850	37,116	578	11,553	23,351	151,467	23,189	34,239	208,896

Depreciation and amortization	10,638	21,118	36,611	191	6,016	35,201	109,778	28,302	19,500	157,581

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.

“Fixed assets at period end” for each reporting segment in the above table represents those related to the Bank and the Trust Bank. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,210,195 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to reporting segments on a reasonable basis.

5.	“Increase in fixed assets” for each reporting segment in the above table represents such increase related to the Bank and the Trust Bank.
6.	“Depreciation and amortization” for each reporting segment in the above table represents those related to the Bank and the Trust Bank.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year

	(in millions of yen)
	For the fiscal years ended March 31,
	2022	2023
Total operating profit of reporting segments	¥1,232,407	¥1,577,583
Operating profit of consolidated subsidiaries excluded from reporting segments	(383)	(1,420)
Provision for general allowance for credit losses	65,436	(36,608)
Credit related expenses	(485,479)	(746,353)
Gains on reversal of reserve for contingent losses included in credit costs	—	11,550
Gains on loans written-off	88,558	96,569
Net gains on equity securities and other securities	332,629	288,000
Equity in earnings of the equity method investees	441,595	425,829
Others	(137,114)	(594,421)

Ordinary profit in the consolidated statement of income	¥1,537,649	¥1,020,728

(Note)

In connection with the planned sale of the shares in MUB, an aggregate of ¥952,590 million of losses was recognized for the fiscal year ended March 31, 2023, primarily in accordance with ASC Topic 326, “Financial Instruments - Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥555,421 million of valuation losses related to securities held for sale, which are included in “Others”, and ¥400,511 million of valuation losses related to loans held for sale, which are included in “Credit related expenses.”

II.	Related information

For the fiscal year ended March 31, 2022

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a) Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2022
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 3,347,625	¥ 1,098,812	¥ 333,684	¥ 1,195,662	¥ 100,102	¥ 6,075,887

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b) Tangible fixed assets

(in millions of yen)
March 31, 2022
Japan	Thailand	Others	Total
¥ 989,835	¥ 79,364	¥ 166,812	¥ 1,236,012

(3)	Information by major customer

None.

For the fiscal year ended March 31, 2023

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a) Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2023
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 4,613,149	¥ 1,971,247	¥ 694,211	¥ 1,756,236	¥ 246,181	¥ 9,281,027

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b) Tangible fixed assets

(in millions of yen)
March 31, 2023
Japan	Thailand	Others	Total
¥ 993,155	¥ 91,058	¥ 135,958	¥ 1,220,172

(Changes in Presentation)

The amount of tangible fixed assets with respect to “United States” as of March 31, 2022, which was previously presented as a separate line-item, is included in “Others” as of March 31, 2023 due to its decreased significance as a result of the deconsolidation of MUB. In order to apply this change in presentation, the information in “(b) Tangible fixed assets” under “(2) Geographical information” as of March 31, 2022 has been retroactively reclassified.

As a result, the previously presented amount with respect to “United States” as of March 31, 2022, which was ¥93,550 million, has been reclassified into “Others.”

In addition, the amount of tangible fixed assets with respect to “Thailand,” which was previously included in “Others” as of March 31, 2022, is presented as a separate line-item as of March 31, 2023 due to its relative increased significance in light of the decreased significance of “United States.” In order to apply this change in presentation, the information in “(b) Tangible fixed assets” under “(2) Geographical information” as of March 31, 2022 has been retroactively reclassified.

As a result, the previously presented amount with respect to “Others” as of March 31, 2022, which was ¥152,626 million, has been disaggregated and reclassified into ¥79,364 million for “Thailand” and ¥73,262 million for “Others.”

(3)	Information by major customer

None.

III.	Information on impairment losses on fixed assets by reporting segment

For the fiscal year ended March 31, 2022

	(in millions of yen)
	For the fiscal year ended March 31, 2022
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Impairment losses	¥72,090	¥59,332	¥952	¥3,694	¥857	¥720	¥137,647	¥755	¥3,358	¥141,761

(Note)

Impairment losses on fixed assets related to MUFG and its consolidated subsidiaries other than those related to the Bank and the Trust Bank are not allocated to reporting segments. Such unallocated impairment losses for the fiscal year ended March 31, 2022 were ¥32,372 million.

For the fiscal year ended March 31, 2023

	(in millions of yen)
	For the fiscal year ended March 31, 2023
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Impairment losses	¥2,037	¥6,427	¥22	¥0	¥—	¥6	¥8,494	¥7	¥1,623	¥10,125

(Note)

Impairment losses on fixed assets related to MUFG and its consolidated subsidiaries other than those related to the Bank and the Trust Bank are not allocated to reporting segments. Such unallocated impairment losses for the fiscal year ended March 31, 2023 were ¥8,042 million.

IV. Information on amortization and unamortized balance of goodwill by reporting segment For the fiscal year ended March 31, 2022
	(in millions of yen)
	For the fiscal year ended March 31, 2022
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥175	¥65	¥44	¥2,914	¥11,719	¥3,134	¥18,051	¥—	¥—	¥18,051

Unamortized balance at period end	875	1,239	387	30,148	199,732	38,969	271,353	—	—	271,353
For the fiscal year ended March 31, 2023
	(in millions of yen)
	For the fiscal year ended March 31, 2023
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥175	¥260	¥44	¥2,914	¥12,691	¥3,842	¥19,928	¥—	¥—	¥19,928

Unamortized balance at period end	700	978	343	7,212	203,128	39,645	252,009	—	—	252,009

V. Information on gains on negative goodwill by reporting segment

None.

VI.	Related-party transactions
(1)	Transactions between MUFG and its related parties
(a)	Unconsolidated subsidiaries and affiliates

For the fiscal year ended March 31, 2022

None.

For the fiscal year ended March 31, 2023

None.

(2)	Information on the parent company or significant equity method investees
(a)	Information on the parent company

None.

(b)	Summarized financial information of MUFG’s significant equity method investees

Summarized consolidated financial information of Morgan Stanley, MUFG’s significant equity method investee, as of and for the fiscal year ended December 31, 2021 and 2022 is as follows:

The consolidated financial statements of Morgan Stanley are prepared in accordance with U.S.GAAP.

	(in millions of yen)
	Morgan Stanley
	December 31, 2021	December 31, 2022
Trading assets at fair value	¥33,915,832	¥39,984,500
Securities purchased under agreements to resell	13,802,284	15,115,458
Securities borrowed	14,919,589	17,698,729
Total assets	136,659,862	156,616,653

	(in millions of yen)
	Morgan Stanley
	December 31, 2021	December 31, 2022
Deposits	¥39,977,961	¥47,326,924
Customer and other payables	26,303,348	28,680,981
Borrowings	26,814,267	31,590,296
Total liabilities	124,398,960	143,183,300
Noncontrolling interests	133,078	144,643

	(in millions of yen)
	Morgan Stanley
	For the fiscal year ended December 31,
	2021	2022
Net revenues	¥6,873,020	¥7,121,743
Total non-interest expenses	4,610,346	5,214,977
Income before provision for income taxes	2,262,213	1,869,610
Net income applicable to Morgan Stanley	1,729,210	1,463,548

19.	Per Share Information

	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Total equity per common share	¥1,349.51	¥1,433.11
Basic earnings per common share	¥88.44	¥90.72
Diluted earnings per common share	¥88.05	¥90.41

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Basic earnings per common share

Profits attributable to owners of parent	million yen	1,130,840	1,116,496

Profits not attributable to common shareholders	million yen	—	—

Profits attributable to common shareholders of parent	million yen	1,130,840	1,116,496

Average number of common shares during the periods	thousand shares	12,785,341	12,305,714

Diluted earnings per common share

Adjustments to profits attributable to owners of parent	million yen	(5,050)	(3,912)

Adjustments related to dilutive shares of consolidated subsidiaries and others	million yen	(5,050)	(3,912)

Increase in common shares	thousand shares	—	—

Description of antidilutive securities which were not included in the calculation of diluted earnings per common share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 0 million units as of December 31, 2021	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 3 million units as of December 31, 2022

2.	The bases for the calculation of total equity per common share for the periods indicated were as follows:

		As of March 31, 2022	As of March 31, 2023
Total equity	million yen	17,988,245	18,272,857

Deductions from total equity:	million yen	964,471	1,041,565

Non-controlling interests	million yen	964,471	1,041,565

Total equity attributable to common shares	million yen	17,023,773	17,231,291

Number of common shares at period end used for the calculation of total equity per common share	thousand shares	12,614,699	12,023,645

3.

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders’ equity, were deducted from the average number of common shares for each reporting period used for the calculation of earnings per common share and from the number of common shares as of the end of each reporting period used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the fiscal year ended March 31, 2022 and 2023 was 32,343 thousand shares and 29,528 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2022 and 2023 was 31,660 thousand shares and 28,407 thousand shares, respectively.

20.	Subsequent Events

None.

21.	Bonds Payable

Bonds payable as of March 31, 2022 and 2023 consisted of the following:

		(in millions of yen)
Description	Issued	2022	2023	Coupon rate (%)	Secured or unsecured	Due
MUFG:
Subordinated bonds payable in yen	Jun. 2014 to Feb. 2023	¥1,676,939	¥1,781,351	0.29-1.56	Unsecured	Jul. 2022 to Jul. 2033
Undated subordinated bonds payable in yen	Oct. 2015 to Sep. 2022	1,445,100	1,367,400	0.82-2.50	Unsecured	—
Straight bonds payable in yen	Nov. 2021 to Mar. 2023	95,900	451,500	0.14-1.47	Unsecured	Jun. 2024 to Mar. 2034
Senior bonds payable in US$	Mar. 2016 to Feb. 2023	5,917,482 (US$48,349 million) [916,980]	7,627,175 (US$57,119 million) [774,130]	0.84-6.15	Unsecured	Jul. 2022 to Jul. 2039
Euro senior bonds payable in Euro	Sep. 2017 to Sep. 2022	624,719 (EUR4,570 million) [68,350]	1,037,526 (EUR7,120 million) [123,862]	0.33-3.55	Unsecured	Jan. 2023 to Jan. 2033
Euro senior bonds payable in A$	Jul. 2017 to Oct. 2019	65,872 (A$716 million)	64,218 (A$716 million)	2.07-4.51	Unsecured	Oct. 2024 to Dec. 2027
Euro senior bonds payable in HK$	May. 2018 to Nov. 2019	8,351 (HK$534 million)	9,083 (HK$534 million)	2.73-3.55	Unsecured	May. 2025 to Nov. 2029

the Bank: *1
Straight bonds payable in yen	Oct. 2002 to Jul. 2014	72,400 [35,000]	37,300 [20,200]	0.63-2.34	Unsecured	Apr. 2022 to Apr. 2027
Senior bonds payable in US$	Feb. 2013 to Mar. 2015	383,567 (US$3,133 million) [61,183]	352,545 (US$2,640 million) [165,806]	3.05-4.70	Unsecured	Feb. 2023 to Mar. 2044
Euro senior bonds payable in US$	Apr. 2015 to Mar. 2022	655,392 (US$5,354 million)	711,069 (US$5,325 million)	0.00	Unsecured	Apr. 2022 to Mar. 2052
Euro senior bonds payable in Euro	Sep. 21, 2018	6,151 (EUR45 million)	6,557 (EUR45 million)	3.38	Unsecured	Sep. 21, 2033
Subordinated bonds payable in yen	Oct. 2009 to May. 2012	236,000 [60,000]	175,500	1.39-2.91	Unsecured	May. 2022 to Jan. 2031

the Trust Bank: *1
Short-term bonds	Mar. 2022 to Mar. 2023	289,999 [289,999]	120,999 [120,999]	0.001-0.005	Unsecured	May. 2022 to May. 2023
Subordinated bonds payable in yen	Oct. 2010 to Jun. 2012	99,946 [79,946]	19,700	1.36-1.92	Unsecured	Jun. 2022 to Oct. 2025
Euro subordinated bonds payable in yen	Apr. 27, 2010	10,000	10,000	2.61	Unsecured	Apr. 26, 2030

Subsidiaries: *2
Short-term bonds	Aug. 2021 to Mar. 2023	1,026,803 [1,026,803]	926,500 [926,500]	(0.02)-0.25	Unsecured	Apr. 2022 to Aug. 2023
Straight bonds	Feb. 2007 to Mar. 2023	1,694,660 (US$2,775 million) (EUR3 million) (A$5 million) (THB59,708 million) (CNY34 million) (IDR6,758,950 million) (MYR250 million) [597,355]	1,764,997 (US$3,784 million) (EUR2 million) (A$2 million) (THB35,565 million) (CNY47 million) (IDR5,387,450 million) [739,921]	0.00-50.00	*3	Jan. 2022 to Feb. 2053
Straight bonds (*4)	Mar. 2020 to Mar. 2022	6,154 [463]	9,074 [696]	0.95	Secured	Sep. 2034 to Mar. 2037
Subordinated bonds	Aug. 1997 to Nov. 2022	258,708 (US$44 million) (THB60,810 million) [483]	283,719 (US$57 million) (THB60,825 million) [1,379]	0.23-9.90	Unsecured	Mar. 2022 to Mar. 2035

Total	—	¥14,574,143	¥16,756,213	—	—	—

(Notes)

*1.	“the Bank” refers to MUFG Bank, Ltd., and “the Trust Bank” refers to Mitsubishi UFJ Trust and Banking Corporation.
*2.

Subsidiaries include MUFG Americas Holdings Corporation, MUFG Securities EMEA plc, BTMU (Curacao) Holdings N.V., MUFG Bank (Malaysia) Berhad, Bank of Ayudhya Public Company Limited, PT Bank Danamon Indonesia, Tbk., EASY BUY Public Company Limited, Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., and ACOM CO., LTD., etc.

*3.	The straight bonds payable as of March 31, 2023 include 8 series of secured straight bonds payable issued by MUFG’s consolidated subsidiaries.The remaining series are unsecured.
*4.	The straight bonds payable are non-recourse debt.
5.	“( )” represents the amounts expressed in the foreign currencies payable.
6.	“[ ]” represents the amounts expected to be redeemed within one year.
7.	Annual maturities of bonds payable as of March 31, 2023 were as follows:

Year ending March 31	(in millions of yen)
	Bonds payable	Bonds payable that are non-recourse debt
2024	¥2,872,799	¥696
2025	1,770,163	696
2026	2,492,534	696
2027	719,548	696
2028	1,392,630	696

22.	Borrowed Money, Lease Liabilities and Commercial Paper

“Borrowed money,” “Lease liabilities” and “Commercial paper” as of March 31, 2022 and 2023 were as follows:

	(in millions of yen)
	March 31, 2022	March 31, 2023
Borrowings from banks and other due 2022-2051 at 0.30% on average	¥31,763,332	¥24,856,340
Bills rediscounted	–	–

Total borrowed money	¥31,763,332	¥24,856,340
Lease liabilities due 2022-2038	118,850	61,093
Commercial paper at 4.86% on average	2,108,531	2,220,723

(Notes)

1.

The interest rates above are calculated using the weighted-average method based on the interest rates and balances as of March 31. The average interest rate on lease liabilities is not presented above because finance lease liabilities are recorded in the accompanying consolidated balance sheets on the basis of the total amount of lease payments before deduction of interest in certain consolidated companies.

2.	The borrowings above include non-recourse debts of a consolidated special purpose entity.
3.

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets in the ordinary course of business, this Note 22 shows details of Borrowed money included in Liabilities and Lease liabilities included in Other liabilities in the accompanying consolidated balance sheets.

4.	“Commercial paper” is issued in the form of promissory notes as a funding operation.

Annual maturities of borrowings as of March 31, 2023 were as follows:

Year ending March 31	(in millions of yen)
2024	¥2,721,092
2025	18,227,094
2026	1,327,526
2027	249,843
2028	1,232,972

Annual maturities of lease liabilities as of March 31, 2023 were as follows:

Year ending March 31	(in millions of yen)
2024	¥14,866
2025	11,172
2026	7,373
2027	6,516
2028	5,289